                                              REGISTRATION NOS.        /811-4001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [ ]


                                     AND/OR

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                                                             [ ]

                                                                             [X]

                                AMENDMENT NO. 76


                            ------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)


                   200 PARK AVENUE, NEW YORK, NEW YORK 10166

        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 578-5364
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                            JAMES L. LIPSCOMB, ESQ.
                  EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY

                                200 PARK AVENUE


                            NEW YORK, NEW YORK 10166

                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                             DIANE E. AMBLER, ESQ.

                  KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

                         1800 MASSACHUSETTS AVENUE, NW
                              WASHINGTON, DC 20036

                            ------------------------


     Approximate date of proposed public offering: It is intended that this registration statement shall hereafter become effective as soon as practicable, as determined by the Commission acting pursuant to Section 8(a) and Rule 461.



     PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES. REGISTRANT'S RULE 24f-2 NOTICE FOR THE YEAR ENDED DECEMBER 31, 2004 WILL BE FILED WITH THE COMMISSION ON OR ABOUT MARCH 31, 2005.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))


FORM N-4
ITEM NO.                                                              PROSPECTUS HEADING
--------                                                              ------------------
      1.  Cover Page................................    Cover Page
      2.  Definitions...............................    Important Terms You Should Know
      3.  Synopsis..................................    Table of Expenses
      4.  Condensed Financial Information...........    Annuity Unit Values Tables; General
                                                          Information--Advertising Performance; General
                                                          Information--Financial Statements
      5.  General Description of Registrant,
            Depositor, and Portfolio Companies......    MetLife; Metropolitan Life Separate Account E;
                                                          Your Investment Choices; General
                                                          Information--Voting Rights
      6.  Deductions and Expenses...................    Table of Expenses; Income Annuities--Charges;
                                                          Income Annuities--Withdrawal Option; Income
                                                          Annuities--Premium and Other Taxes; General
                                                          Information--Who Sells the Income Annuities;
                                                          Appendix--Premium Tax Table
      7.  General Description of Variable Annuity...    Variable Annuities; Income Annuities--Income
                                                          Payment Types; Income Annuities--Reallocation
                                                          Privilege; General
                                                          Information--Administration (Purchase
                                                          Payments/Confirming Transactions/By
                                                          Telephone/Changes to Your Income Annuity/
                                                          When We Can Cancel Your Income Annuity)
      8.  Annuity Period............................    Important Terms You Should Know; Income
                                                          Annuities--Income Payment Types/The Value of
                                                          Your Income Payments
      9.  Death Benefit.............................    Income Annuities--Death Benefit
     10.  Purchases and Annuity Values..............    MetLife; Metropolitan Life Separate Account E;
                                                          Income Annuities--Minimum Purchase Payment;
                                                          Income Annuities--Income Payment Types; The
                                                          Value of Your Income Payments; General
                                                          Information--Administration (Purchase
                                                          Payments)
     11.  Redemptions...............................    General Information--When We Can Cancel Your
                                                          Income Annuity; Income Annuities--Optional
                                                          Two Year Withdrawal Feature; Standard
                                                          Withdrawal Feature
     12.  Taxes.....................................    Income Taxes
     13.  Legal Proceedings.........................    Not Applicable
     14.  Table of Contents of the Statement of
            Additional Information..................    Table of Contents of the Statement of
                                                        Additional Information
     15.  Cover Page................................    Cover Page
     16.  Table of Contents.........................    Table of Contents

FORM N-4
ITEM NO.                                                              PROSPECTUS HEADING
--------                                                              ------------------
     17.  General Information and History...........    Not Applicable
     18.  Services..................................    Independent Auditors; Distribution of
                                                        Certificates and Interests in the Income
                                                          Annuities
     19.  Purchase of Securities Being Offered......    Not Applicable
     20.  Underwriters..............................    Distribution of Certificates and Interests in
                                                        the Income Annuities; Withdrawal Processing Fee
     21.  Annuity Payments..........................    Variable Income Payments
     22.  Financial Statements......................    Financial Statements of the Separate Account;
                                                          Financial Statements of MetLife

                                                              MAY 1, 2005


METLIFE PERSONAL INCOMEPLUS(SM) ANNUITY CONTRACTS ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY


This Prospectus describes group non-qualified and qualified MetLife Personal IncomePlus variable income annuities ("Income Annuities").

--------------------------------------------------------------------------------

Income annuities are purchased to produce a predictable source of income. There is no accumulation of cash value in an income annuity. Although certain purchasers may make withdrawals of all or part of the value of future income payments, this Income Annuity is not designed for those seeking to accumulate cash values for future withdrawal. The investment choices available to allocate your purchase payment for the Income Annuity are listed in this Prospectus. Your choices may include the Fixed Income Option (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series ("American Funds"). For convenience, the portfolios and the funds are referred to as Portfolios in this Prospectus.



  SALOMON BROTHERS U.S. GOVERNMENT           NEUBERGER BERMAN MID CAP VALUE
  PIMCO TOTAL RETURN                         (FORMERLY NEUBERGER BERMAN PARTNERS MID
  BLACKROCK BOND INCOME (FORMERLY STATE      CAP VALUE)
  STREET RESEARCH BOND INCOME)               FI MID CAP OPPORTUNITIES
  LEHMAN BROTHERS(R) AGGREGATE BOND INDEX    MET/AIM MID CAP CORE EQUITY
  SALOMON BROTHERS STRATEGIC BOND            METLIFE MID CAP STOCK INDEX
  OPPORTUNITIES                              BLACKROCK AGGRESSIVE GROWTH (FORMERLY
  LORD ABBETT BOND DEBENTURE                 STATE STREET RESEARCH AGGRESSIVE
  MFS TOTAL RETURN                           GROWTH)
  BLACKROCK DIVERSIFIED (FORMERLY STATE      T. ROWE PRICE MID-CAP GROWTH
  STREET RESEARCH DIVERSIFIED)               BLACKROCK STRATEGIC VALUE (FORMERLY
  NEUBERGER BERMAN REAL ESTATE               STATE STREET RESEARCH AURORA)
  AMERICAN FUNDS GROWTH-INCOME               LOOMIS SAYLES SMALL CAP
  DAVIS VENTURE VALUE                        RUSSELL 2000(R) INDEX
  FI VALUE LEADERS                           FRANKLIN TEMPLETON SMALL CAP GROWTH
  HARRIS OAKMARK LARGE CAP VALUE             MET/AIM SMALL CAP GROWTH
  BLACKROCK LARGE CAP VALUE (FORMERLY STATE  T. ROWE PRICE SMALL CAP GROWTH
  STREET RESEARCH LARGE CAP VALUE)           OPPENHEIMER GLOBAL EQUITY (FORMERLY
  METLIFE STOCK INDEX                        SCUDDER GLOBAL EQUITY)
  MFS INVESTORS TRUST                        FI INTERNATIONAL STOCK
  BLACKROCK INVESTMENT TRUST (FORMERLY STATE HARRIS OAKMARK INTERNATIONAL
  STREET RESEARCH INVESTMENT TRUST)          MFS RESEARCH INTERNATIONAL
  AMERICAN FUNDS GROWTH                      MORGAN STANLEY EAFE(R) INDEX
  JANUS AGGRESSIVE GROWTH                    RCM GLOBAL TECHNOLOGY (FORMERLY PIMCO
  JENNISON GROWTH (FORMERLY MET/PUTNAM       PEA INNOVATION)
  VOYAGER)                                   AMERICAN FUNDS GLOBAL SMALL
  BLACKROCK LEGACY LARGE CAP GROWTH          CAPITALIZATION
  (FORMERLY STATE STREET RESEARCH LARGE CAP  METLIFE CONSERVATIVE ALLOCATION
  GROWTH)                                    METLIFE CONSERVATIVE TO MODERATE
  T. ROWE PRICE LARGE CAP GROWTH             ALLOCATION
  OPPENHEIMER CAPITAL APPRECIATION           METLIFE MODERATE ALLOCATION
  HARRIS OAKMARK FOCUSED VALUE               METLIFE MODERATE TO AGGRESSIVE
                                             ALLOCATION
                                             METLIFE AGGRESSIVE ALLOCATION



HOW TO LEARN MORE:



Before investing, read this Prospectus. The Prospectus contains information about the Income Annuities and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"), dated May 1, 2005. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI
appears on page   of this Prospectus.


To request a free copy of the SAI or to ask questions about the Income Annuity, write or call:


Metropolitan Life Insurance Company
Attn: MetLife Personal IncomePlus

P.O. Box 14660


Lexington, KY 40512-4660

Toll Free Phone: (866) 438-6477

                          [SNOOPY WITH BRIEFCASE GRAPHIC]

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

This Prospectus is not valid unless attached to the current Metropolitan Fund, Met Investors Fund and American Funds prospectuses which are attached to the back of this Prospectus. You should also read these Prospectuses carefully before purchasing an Income Annuity.

INCOME ANNUITIES AVAILABLE:
     --  Non-Qualified
     --  Qualified

A WORD ABOUT
INVESTMENT RISK:


An investment in any of these variable annuities involves investment risk. You could lose money you invest. Money invested is NOT:
     --  a bank deposit or obligation;




     --  federally insured or guaranteed; or




     --  endorsed by any bank or other financial institution.

                                 [METLIFE LOGO]

      TABLE OF CONTENTS


IMPORTANT TERMS YOU SHOULD KNOW.............. ..............  4
TABLE OF EXPENSES..................... .....................  6
ANNUITY UNIT VALUES TABLE................. .................  11
METLIFE.......................... ..........................  25
METROPOLITAN LIFE SEPARATE ACCOUNT E............ ...........  25
VARIABLE ANNUITIES..................... ....................  25
YOUR INVESTMENT CHOICES.................. ..................  27
INCOME ANNUITIES...................... .....................  30
   Income Payment Types.....................................  31
   Withdrawal Option........................................  32
      Requesting a Withdrawal...............................  34
   Death Benefit............................................  34
   Minimum Purchase Payment.................................  35
   The Value of Your Income Payments........................  35
   Reallocation Privilege...................................  38
   Contract Fee.............................................  42
   Charges..................................................  42
      Insurance-Related or Separate Account Charge..........  42
      Investment-Related Charge.............................  43
      Withdrawal Processing Fee.............................  43
   Premium and Other Taxes..................................  43
   Free Look................................................  44
GENERAL INFORMATION.................... ....................  45
   Administration...........................................  45
      Purchase Payments.....................................  45
      Confirming Transactions...............................  45
      Processing Transactions...............................  46
        By Telephone........................................  46
        After Your Death....................................  47
        Third Party Requests................................  47
        Valuation -- Suspension of Payments.................  47
   Advertising Performance..................................  47
   Changes to Your Income Annuity...........................  49
   Voting Rights............................................  50
   Who Sells the Income Annuities...........................  51
   Financial Statements.....................................  52
   Your Spouse's Rights.....................................  52
   When We Can Cancel Your Income Annuity...................  52

INCOME TAXES........................ .......................  52
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL
  INFORMATION....................... .......................  61
APPENDIX FOR PREMIUM TAX TABLE............... ..............  62


MetLife does not intend to offer the Income Annuities anywhere they may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuities other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.

[CHARLIE BROWN GRAPHIC]

IMPORTANT TERMS YOU SHOULD KNOW
ANNUITY PURCHASE RATE


The annuity purchase rate is the dollar amount you would need to purchase an Income Annuity paying $1 per payment period. For example, if it would cost $50 to buy an annuity that pays you $1 a month for the rest of your life, then the annuity purchase rate for that life income annuity is $50. The annuity purchase rate is a component in determining the number of annuity units credited to you with your purchase payment. (The other component is the amount of the purchase payment.) The annuity purchase rate is based on the annuity income payment type you purchase (which may include a withdrawal option), your age, sex, number of payments remaining and the Assumed Investment Return for variable income payments or an interest rate determined by MetLife for fixed income payments. Each time you request a reallocation between the Fixed Income Option and the investment divisions of the Separate Account or request a withdrawal (if your Income Annuity has this feature), the annuity purchase rate is reset to reflect any changes in these components. The reset annuity purchase rate represents the assumed investment return or interest rate and your age, sex and number of payments remaining as if you were purchasing the same annuity contract on the date of the reallocation or withdrawal.


ANNUITY UNIT VALUE

With an Income Annuity, the money paid-in or reallocated into an investment division of the Separate Account is held in the form of annuity units. Annuity units are established for each investment division. We determine the value of these annuity units at the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

ASSUMED INVESTMENT RETURN (AIR)


Under an Income Annuity, the AIR is the assumed percentage rate of return used to determine the amount of the first variable income payment. The AIR is also the benchmark that is used to calculate the investment performance of a given investment division to determine all subsequent payments to you. You choose the AIR at application. The decision is irrevocable. The AIR may range from 3% to 6%.


CONTRACT

A contract is the legal agreement between you and MetLife or between MetLife and the employer, plan trustee or other entity, or the certificate issued to you under a group annuity contract. You as the participant or annuitant receive a certificate under the Contract. This document

[SNOOPY WITH POINTER GRAPHIC]
contains relevant provisions of your Income Annuity. MetLife issues contracts for each of the annuities described in this Prospectus.

EXCHANGE

In this Prospectus, the New York Stock Exchange is referred to as the "Exchange".

INVESTMENT DIVISION

Investment divisions are subdivisions of the Separate Account. When you allocate a purchase payment or make reallocations of your income payment to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund, Met Investors Fund or American Funds.

METLIFE

MetLife is Metropolitan Life Insurance Company, which is the company that issues the Income Annuities. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

METLIFE DESIGNATED OFFICE

The MetLife Designated Office is the MetLife office that will generally handle the administration of your Income Annuity. Your payment statement and/or check stub will indicate the address of your MetLife Designated Office. The telephone number to call to initiate a request is 1-866-438-6477.

SEPARATE ACCOUNT

A separate account is an investment account. All assets contributed to investment divisions under the Income Annuities are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuities.

VARIABLE ANNUITY

An annuity in which income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk for any amounts allocated to the investment divisions in a variable annuity.

YOU

In this Prospectus, depending on the context, "you" may mean either the purchaser of the Income Annuity or the annuitant for whom money is invested under group arrangements.

TABLE OF EXPENSES -- METLIFE PERSONAL INCOMEPLUS INCOME ANNUITIES



The following tables describe the expenses you will pay when you buy, hold or withdraw amounts from your Income Annuity. The first table describes charges you will pay at the time you purchase the Income Annuity, make withdrawals from your Income Annuity or make reallocations between the investment divisions of your Income Annuity. The tables do not show premium and other taxes which may apply. There are no fees for the Fixed Income Option.
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

  Sales Load Imposed on Purchase Payments...................            None
  Withdrawal Processing Fee (1)......................$95 for each withdrawal
  Reallocation Fee (2)..................................Current Charge: None
                                              Maximum Guaranteed Charge: $30

1 SUBJECT TO METLIFE'S UNDERWRITING REQUIREMENTS, WE MAY MAKE AVAILABLE A
  WITHDRAWAL OPTION UNDER YOUR INCOME ANNUITY. IF THE WITHDRAWAL OPTION IS AVAILABLE UNDER YOUR INCOME ANNUITY, YOU CAN CHOOSE TO ADD A WITHDRAWAL OPTION THAT PERMITS YOU TO WITHDRAW AMOUNTS FROM YOUR ANNUITY. THIS OPTION IS DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. CHOOSING THIS OPTION WILL TYPICALLY RESULT IN LOWER INCOME PAYMENTS THAN IF THIS FEATURE HAD NOT BEEN CHOSEN.

2 WE RESERVE THE RIGHT TO LIMIT REALLOCATIONS AS DESCRIBED LATER IN THIS
  PROSPECTUS. WE RESERVE THE RIGHT TO IMPOSE A REALLOCATION FEE. THE AMOUNT OF THIS FEE WILL BE NO GREATER THAN $30 PER REALLOCATION.
--------------------------------------------------------------------------------

The second table describes the fees and expenses that you will bear periodically during the time you hold the Income Annuity, but does not include fees and expenses for the Portfolios.

Separate Account Charge (as a percentage of your average
  account value) (3)
  General Administrative Expenses Charge....................    .20%
  Mortality and Expense Risk Charge.........................    .75%
  Total Separate Account Annual Charge... Maximum Guaranteed
     Charge:                                                    .95%

3 PURSUANT TO THE TERMS OF THE CONTRACT, OUR TOTAL SEPARATE ACCOUNT CHARGE WILL
  NOT EXCEED .95% OF THE AMOUNT OF UNDERLYING PORTFOLIO SHARES WE HAVE DESIGNATED IN THE INVESTMENT DIVISIONS TO GENERATE YOUR INCOME PAYMENTS FOR THE INCOME ANNUITIES. FOR PURPOSES OF PRESENTATION HERE, WE ESTIMATED THE ALLOCATION BETWEEN GENERAL ADMINISTRATIVE EXPENSES AND THE MORTALITY AND EXPENSE RISK CHARGE. THE RATE THAT APPLIES MAY BE LESS THAN THE MAXIMUM RATE, AS DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. IF THE INCOME ANNUITY IS PURCHASED DIRECTLY FROM METLIFE, THE RATE THAT APPLIES ALSO MAY BE LESS THAN THE MAXIMUM RATE DEPENDING ON THE LEVEL OF DISTRIBUTION ASSISTANCE PROVIDED TO US BY YOUR EMPLOYER, ASSOCIATION OR GROUP. THE LEVELS DEPEND ON VARIOUS FACTORS PERTAINING TO THE AMOUNT OF ACCESS WE ARE GIVEN TO POTENTIAL PURCHASERS. THE RATE THAT APPLIES IS STATED IN YOUR INCOME ANNUITY.
--------------------------------------------------------------------------------

The third table shows the minimum and maximum total operating expenses charged by the Portfolios, as well as the operating expenses for each Portfolio, that you may bear periodically while you hold the Income Annuity. All of the Portfolios listed below are Class A except for the Portfolios of the American Funds, which are Class 2 Portfolios. More details concerning the Metropolitan Fund, the Met Investors Fund and the American Funds fees and expenses are contained in their respective prospectuses.


Total Annual Metropolitan Fund, Met Investors Fund and American Funds  Minimum   Maximum
  Operating Expenses for the fiscal year ending December 31, 2004
     (expenses that are deducted from these Funds' assets include management fees, distribution fees (12b-1 fees) and other
     expenses)..................................................         0.%         %
  After Waiver and/or Reimbursement of Expenses (4)(5)..........         0.%         %



4 MET INVESTORS ADVISORY LLC ("METLIFE INVESTORS") AND MET INVESTORS
  FUND HAVE ENTERED INTO AN EXPENSE LIMITATION AGREEMENT UNDER WHICH MET INVESTORS FUND HAS AGREED TO WAIVE OR LIMIT ITS FEES AND TO ASSUME OTHER EXPENSES SO THAT THE TOTAL ANNUAL EXPENSES OF EACH PORTFOLIO (OTHER THAN INTEREST, TAXES, BROKERAGE COMMISSIONS, OTHER EXPENDITURES WHICH ARE CAPITALIZED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OTHER EXTRAORDINARY EXPENSES AND 12B-1 FEES) WILL NOT EXCEED, AT ANY TIME PRIOR TO APRIL 30, 2006, THE FOLLOWING PERCENTAGES: 1.10% FOR THE RCM GLOBAL TECHNOLOGY PORTFOLIO, 0.95% FOR THE T. ROWE PRICE MID-CAP GROWTH PORTFOLIO, 1.10% FOR THE MFS RESEARCH INTERNATIONAL PORTFOLIO, 0.75% FOR THE LORD ABBETT BOND DEBENTURE PORTFOLIO, 0.90% FOR NEUBERGER BERMAN REAL ESTATE PORTFOLIO, 1.20% FOR HARRIS OAKMARK INTERNATIONAL PORTFOLIO, 0.95% FOR MET/AIM MID CAP CORE EQUITY PORTFOLIO, 0.90% FOR JANUS AGGRESSIVE GROWTH PORTFOLIO AND 1.05% FOR MET/AIM SMALL CAP GROWTH PORTFOLIO. DUE TO EXPENSE WAIVERS IN ADDITION TO THOSE SHOWN IN THE TABLE, ACTUAL NET TOTAL CONTRACTUAL ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2003, FOR THE FOLLOWING PORTFOLIOS, WERE: 0.91% FOR THE
  T. ROWE PRICE MID-CAP GROWTH PORTFOLIO, 1.09% FOR THE MFS RESEARCH INTERNATIONAL PORTFOLIO, 1.16% FOR HARRIS OAKMARK INTERNATIONAL PORTFOLIO, 0.89% FOR JANUS AGGRESSIVE GROWTH PORTFOLIO AND 1.04% FOR MET/AIM SMALL CAP GROWTH PORTFOLIO. UNDER CERTAIN CIRCUMSTANCES, AS PROVIDED IN THE PROSPECTUS FOR EACH FUND, ANY FEES WAIVED OR EXPENSE REIMBURSED BY THE INVESTMENT MANAGER MAY BE REPAID TO THE INVESTMENT MANAGER IF, IN THE FUTURE, ACTUAL EXPENSES OF THESE PORTFOLIOS ARE LESS THAN THESE EXPENSE LIMITS. THE EFFECT OF SUCH WAIVER AND REIMBURSEMENT IS THAT PERFORMANCE RESULTS ARE INCREASED. SEE THE ATTACHED PROSPECTUS FOR THE MET INVESTORS FUND FOR MORE INFORMATION ABOUT THE AGREEMENT TO WAIVE OR LIMIT FEES AND TO ASSUME OTHER EXPENSES BETWEEN METLIFE INVESTORS AND THE MET INVESTORS FUND.

5 PURSUANT TO AN EXPENSE AGREEMENT, METLIFE ADVISERS, LLC ("METLIFE
  ADVISERS") HAS AGREED TO WAIVE ITS INVESTMENT MANAGEMENT FEE OR PAY OPERATING EXPENSES (EXCLUSIVE OF BROKERAGE COSTS, INTEREST, TAXES AND EXTRAORDINARY EXPENSES AND 12B-1 PLAN FEES) AS NECESSARY TO LIMIT THE TOTAL OF SUCH EXPENSES TO THE ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE FOLLOWING PORTFOLIOS AS INDICATED:


                         PORTFOLIO                            PERCENTAGE
                         ---------                            ----------
FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO                    1.15
MFS INVESTORS TRUST PORTFOLIO                                    1.00
BLACKROCK LARGE CAP VALUE PORTFOLIO                              0.95
METLIFE CONSERVATIVE ALLOCATION PORTFOLIO                        0.10
METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO            0.10
METLIFE MODERATE ALLOCATION PORTFOLIO                            0.10
METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO              0.10
METLIFE AGGRESSIVE ALLOCATION PORTFOLIO                          0.10



     THIS WAIVER OR AGREEMENT TO PAY IS SUBJECT TO THE OBLIGATION OF EACH CLASS OF THE PORTFOLIO SEPARATELY TO REPAY METLIFE ADVISERS SUCH EXPENSES IN FUTURE YEARS, IF ANY, WHEN THE PORTFOLIO'S CLASS'S EXPENSES FALL BELOW THE ABOVE PERCENTAGES IF CERTAIN CONDITIONS ARE MET. THE AGREEMENT MAY BE TERMINATED AT ANY TIME AFTER APRIL 30, 2006. THE EFFECT OF SUCH WAIVER AND REIMBURSEMENT IS THAT PERFORMANCE RESULTS ARE INCREASED.



     METLIFE ADVISERS HAS ALSO AGREED TO WAIVE A PORTION OF ITS
     INVESTMENT MANAGEMENT FEE UNTIL AT LEAST APRIL 30, 2006 FOR THE FOLLOWING PORTFOLIOS IN THE PERCENTAGE AMOUNTS SPECIFIED BELOW:



                         PORTFOLIO                                          WAIVED PERCENTAGE
                         ---------                            ----------------------------------------------
LOOMIS SAYLES SMALL CAP PORTFOLIO                                                        0.05% ON ALL ASSETS
LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO                                       0.006% ON ALL ASSETS
METLIFE STOCK INDEX PORTFOLIO                                                           0.007% ON ALL ASSETS
METLIFE MID CAP STOCK INDEX PORTFOLIO                                                   0.007% ON ALL ASSETS
RUSSELL 2000(R) INDEX PORTFOLIO                                                         0.007% ON ALL ASSETS
MORGAN STANLEY EAFE(R) INDEX PORTFOLIO                                                  0.007% ON ALL ASSETS
BLACKROCK BOND INCOME PORTFOLIO                                 0.025% ON ASSETS IN EXCESS OF $1 BILLION AND
                                                                                        LESS THAN $2 BILLION
T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO                           0.015% ON THE FIRST $50 MILLION OF ASSETS


                                                                                                         B              A+B=C
                                                                                          A        OTHER EXPENSES   TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                    MANAGEMENT        BEFORE       BEFORE WAIVER/
for fiscal year ending December 31, 2004 (as a percentage of average net assets)( )     FEES       REIMBURSEMENT    REIMBURSEMENT
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers U.S. Government Portfolio...
BlackRock Bond Income Portfolio...
Lehman Brothers(R) Aggregate Bond Index Portfolio...
Salomon Brothers Strategic Bond Opportunities Portfolio...
MFS Total Return Portfolio...
BlackRock Diversified Portfolio...
Davis Venture Value Portfolio...
FI Value Leaders Portfolio...
Harris Oakmark Large Cap Value Portfolio...
BlackRock Large Cap Value Portfolio...
MetLife Stock Index Portfolio...
MFS Investors Trust Portfolio...
BlackRock Investment Trust Portfolio...
Jennison Growth Portfolio...
BlackRock Legacy Large Cap Growth Portfolio...
T. Rowe Price Large Cap Growth Portfolio...

                                                                                                        C-D=E
                                                                                           D        TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                       WAIVER/     AFTER WAIVER/
for fiscal year ending December 31, 2004 (as a percentage of average net assets)( )  REIMBURSEMENT  REIMBURSEMENT
-----------------------------------------------------------------------------------  -----------------------------
Salomon Brothers U.S. Government Portfolio...
BlackRock Bond Income Portfolio...
Lehman Brothers(R) Aggregate Bond Index Portfolio...
Salomon Brothers Strategic Bond Opportunities Portfolio...
MFS Total Return Portfolio...
BlackRock Diversified Portfolio...
Davis Venture Value Portfolio...
FI Value Leaders Portfolio...
Harris Oakmark Large Cap Value Portfolio...
BlackRock Large Cap Value Portfolio...
MetLife Stock Index Portfolio...
MFS Investors Trust Portfolio...
BlackRock Investment Trust Portfolio...
Jennison Growth Portfolio...
BlackRock Legacy Large Cap Growth Portfolio...
T. Rowe Price Large Cap Growth Portfolio...

                                                                                                      B              A+B=C
                                                                                       A        OTHER EXPENSES   TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                 MANAGEMENT        BEFORE       BEFORE WAIVER/
for fiscal year ending December 31, 2004 (as a percentage of average net assets)     FEES       REIMBURSEMENT    REIMBURSEMENT
-------------------------------------------------------------------------------------------------------------------------------
Harris Oakmark Focused Value Portfolio...
Neuberger Berman Partners Mid Cap Value Portfolio...
FI Mid Cap Opportunities Portfolio...
MetLife Mid Cap Stock Index Portfolio...
State Street Research Aggressive Growth Portfolio...
State Street Research Aurora Portfolio...
Loomis Sayles Small Cap Portfolio...
Russell 2000(R) Index Portfolio...
Franklin Templeton Small Cap Growth Portfolio...
T. Rowe Price Small Cap Growth Portfolio...
Scudder Global Equity Portfolio...
FI International Stock Portfolio...
Morgan Stanley EAFE(R) Index Portfolio...
MetLife Conservative Allocation Portfolio (20)(21)...
MetLife Conservative to Moderate Allocation Portfolio (20)(21)...
MetLife Moderate Allocation Portfolio (20)(21)...
MetLife Moderate to Aggressive Allocation Portfolio (20)(21)...
MetLife Aggressive Allocation Portfolio (20)(21)...

                                                                                                     C-D=E
                                                                                        D        TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                    WAIVER/     AFTER WAIVER/
for fiscal year ending December 31, 2004 (as a percentage of average net assets)  REIMBURSEMENT  REIMBURSEMENT
--------------------------------------------------------------------------------  -----------------------------
Harris Oakmark Focused Value Portfolio...
Neuberger Berman Partners Mid Cap Value Portfolio...
FI Mid Cap Opportunities Portfolio...
MetLife Mid Cap Stock Index Portfolio...
State Street Research Aggressive Growth Portfolio...
State Street Research Aurora Portfolio...
Loomis Sayles Small Cap Portfolio...
Russell 2000(R) Index Portfolio...
Franklin Templeton Small Cap Growth Portfolio...
T. Rowe Price Small Cap Growth Portfolio...
Scudder Global Equity Portfolio...
FI International Stock Portfolio...
Morgan Stanley EAFE(R) Index Portfolio...
MetLife Conservative Allocation Portfolio (20)(21)...
MetLife Conservative to Moderate Allocation Portfolio (20)(21)...
MetLife Moderate Allocation Portfolio (20)(21)...
MetLife Moderate to Aggressive Allocation Portfolio (20)(21)...
MetLife Aggressive Allocation Portfolio (20)(21)...


MET INVESTORS FUND ANNUAL EXPENSES
                                                                B              A+B=C
                                                 A        OTHER EXPENSES   TOTAL EXPENSES
for fiscal year ending December 31, 2004    MANAGEMENT        BEFORE       BEFORE WAIVER/
(as a percentage of average net assets)(7)     FEES       REIMBURSEMENT    REIMBURSEMENT
-----------------------------------------------------------------------------------------
PIMCO Total Return Portfolio........
Lord Abbett Bond Debenture Portfolio...
Neuberger Berman Real Estate Portfolio...
Janus Aggressive Growth Portfolio...
Met/AIM Mid Cap Core Equity Portfolio...
T. Rowe Price Mid-Cap Growth Portfolio...
Met/AIM Small Cap Growth Portfolio...
Harris Oakmark International Portfolio...
MFS Research International Portfolio...
RCM Global Technology Portfolio.....
Oppenheimer Capital Appreciation Portfolio
  (20)..............................

MET INVESTORS FUND ANNUAL EXPENSES
                                                               C-D=E
                                                  D        TOTAL EXPENSES
for fiscal year ending December 31, 2004       WAIVER/     AFTER WAIVER/
(as a percentage of average net assets)(7)  REIMBURSEMENT  REIMBURSEMENT
------------------------------------------  -----------------------------
PIMCO Total Return Portfolio........
Lord Abbett Bond Debenture Portfolio...
Neuberger Berman Real Estate Portfolio...
Janus Aggressive Growth Portfolio...
Met/AIM Mid Cap Core Equity Portfolio...
T. Rowe Price Mid-Cap Growth Portfolio...
Met/AIM Small Cap Growth Portfolio...
Harris Oakmark International Portfolio...
MFS Research International Portfolio...
RCM Global Technology Portfolio.....
Oppenheimer Capital Appreciation Portfolio
  (20)..............................



AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES              A          B
for fiscal year ending December 31, 2004        MANAGEMENT   12b-1
(as a percentage of average net assets) (6)(8)     FEES      FEES
------------------------------------------------------------------
American Funds Growth-Income Portfolio...                    0.25
American Funds Growth Portfolio...                           0.25
American Funds Global Small Capitalization
  Portfolio.......................                           0.25

                                                      C             A+B+C=D
AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES          OTHER EXPENSES   TOTAL EXPENSES
for fiscal year ending December 31, 2004            BEFORE       BEFORE WAIVER/
(as a percentage of average net assets) (6)(8)  REIMBURSEMENT    REIMBURSEMENT
----------------------------------------------  -------------------------------
American Funds Growth-Income Portfolio...
American Funds Growth Portfolio...
American Funds Global Small Capitalization
  Portfolio.......................

                                                                   D-E=F
AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES                E        TOTAL EXPENSES
for fiscal year ending December 31, 2004           WAIVER/     AFTER WAIVER/
(as a percentage of average net assets) (6)(8)  REIMBURSEMENT  REIMBURSEMENT
----------------------------------------------  -----------------------------
American Funds Growth-Income Portfolio...
American Funds Growth Portfolio...
American Funds Global Small Capitalization
  Portfolio.......................

6 EACH PORTFOLIO'S MANAGEMENT FEE DECREASES WHEN ITS ASSETS GROW TO
  CERTAIN DOLLAR AMOUNTS. THE "BREAK POINT" DOLLAR AMOUNTS AT WHICH THE MANAGEMENT FEE DECLINES ARE MORE FULLY EXPLAINED IN THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR EACH RESPECTIVE FUND.

7 CERTAIN METROPOLITAN FUND AND MET INVESTORS FUND SUB-INVESTMENT
  MANAGERS DIRECTED CERTAIN PORTFOLIO TRADES TO BROKERS WHO PAID A PORTION OF THE PORTFOLIO'S EXPENSES. IN ADDITION, MET INVESTORS FUND HAS ENTERED INTO ARRANGEMENTS WITH ITS CUSTODIAN WHEREBY CREDITS REALIZED AS A RESULT OF THIS PRACTICE WERE USED TO REDUCE A PORTION OF EACH PARTICIPATING PORTFOLIO'S EXPENSES. THE EXPENSE INFORMATION FOR THE METROPOLITAN FUND AND MET INVESTORS FUND PORTFOLIOS DOES NOT REFLECT THESE REDUCTIONS OR CREDITS. SEE THE PROSPECTUS FOR EACH FUND FOR MORE INFORMATION.

 8 THE AMERICAN FUNDS HAS ADOPTED A DISTRIBUTION PLAN UNDER RULE 12B-1
   OF THE INVESTMENT COMPANY ACT OF 1940. THE DISTRIBUTION PLAN IS DESCRIBED IN MORE DETAIL IN THE FUND'S PROSPECTUS. WE ARE PAID THE RULE 12B-1 FEE IN CONNECTION WITH THE CLASS 2 SHARES OF THE AMERICAN FUNDS.
 9 ON APRIL 29, 2002, THE STATE STREET RESEARCH INCOME PORTFOLIO OF THE
   METROPOLITAN FUND WAS MERGED INTO THE STATE STREET RESEARCH BOND INCOME PORTFOLIO OF THE NEW ENGLAND ZENITH FUND AND THE LOOMIS SAYLES HIGH YIELD BOND PORTFOLIO OF THE METROPOLITAN FUND WAS MERGED INTO THE LORD ABBETT BOND DEBENTURE PORTFOLIO OF THE MET INVESTORS FUND.

10 ON JANUARY 1, 2003, T. ROWE PRICE ASSOCIATES INC. BECAME THE
   SUB-INVESTMENT MANAGER FOR THE MFS MID CAP GROWTH PORTFOLIO WHICH CHANGED ITS NAME TO T. ROWE PRICE MID-CAP GROWTH PORTFOLIO.

11 ON APRIL 28, 2003, THE JANUS GROWTH PORTFOLIO OF THE METROPOLITAN
   FUND WAS MERGED INTO THE JANUS AGGRESSIVE GROWTH PORTFOLIO OF THE MET INVESTORS FUND.

12 PRIOR TO THE OPENING OF BUSINESS ON MAY 3, 2004, THE MFS RESEARCH
   MANAGERS PORTFOLIO OF THE METROPOLITAN FUND WAS MERGED INTO THE MFS INVESTORS TRUST PORTFOLIO OF THE METROPOLITAN FUND.

13 PRIOR TO THE OPENING OF BUSINESS ON MAY 3, 2004, THE FI MID CAP
   OPPORTUNITIES PORTFOLIO WAS MERGED INTO THE JANUS MID CAP PORTFOLIO AND FIDELITY MANAGEMENT & RESEARCH COMPANY BECAME THE SUB-INVESTMENT MANAGER FOR THE PORTFOLIO WHICH CHANGED ITS NAME TO FI MID CAP OPPORTUNITIES PORTFOLIO.

14 ON DECEMBER 16, 2003, FIDELITY RESEARCH & MANAGEMENT COMPANY BECAME
   THE SUB-INVESTMENT MANAGER FOR THE PUTNAM INTERNATIONAL STOCK
   PORTFOLIO WHICH CHANGED ITS NAME TO FI INTERNATIONAL STOCK
   PORTFOLIO.

(15) FEES WAIVED OR EXPENSES REIMBURSED BY THE INVESTMENT MANAGERS OF THESE PORTFOLIOS IN PRIOR YEARS WERE REPAID IN THE LAST FISCAL YEAR TO THE INVESTMENT MANAGERS BY THESE PORTFOLIOS WITH THE APPROVAL OF THE FUND'S BOARD OF TRUSTEES. THESE AMOUNTS ARE INCLUDED IN THE "OTHER EXPENSES BEFORE REIMBURSEMENT" COLUMN. THE AMOUNTS PER PORTFOLIO ARE:

                         PORTFOLIO                            PERCENTAGE
                         ---------                            ----------
PIMCO TOTAL RETURN PORTFOLIO                                     0.02
LORD ABBETT BOND DEBENTURE PORTFOLIO                             0.03


16 EFFECTIVE JANUARY 31, 2005, BLACKROCK ADVISORS, INC. BECAME THE
   SUB-INVESTMENT MANAGER FOR THE STATE STREET RESEARCH BOND INCOME PORTFOLIO, THE STATE STREET RESEARCH DIVERSIFIED PORTFOLIO, THE STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO, THE STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO, THE STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO, THE STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO AND THE STATE STREET RESEARCH AURORA PORTFOLIO, WHICH CHANGED THEIR NAMES AS SHOWN IN THE FOLLOWING TABLE:



                    PRIOR PORTFOLIO NAME                      NEW PORTFOLIO NAME
------------------------------------------------------------  ------------------
                                                              BLACKROCK
                                                              AGGRESSIVE GROWTH
STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO             PORTFOLIO
                                                              BLACKROCK
                                                              STRATEGIC VALUE
STATE STREET RESEARCH AURORA PORTFOLIO                        PORTFOLIO
                                                              BLACKROCK BOND
STATE STREET RESEARCH BOND INCOME PORTFOLIO                   INCOME PORTFOLIO
                                                              BLACKROCK
                                                              DIVERSIFIED
STATE STREET RESEARCH DIVERSIFIED PORTFOLIO                   PORTFOLIO
                                                              BLACKROCK
                                                              INVESTMENT TRUST
STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO              PORTFOLIO
                                                              BLACKROCK LEGACY
                                                              LARGE CAP GROWTH
STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO              PORTFOLIO
                                                              BLACKROCK LARGE
                                                              CAP VALUE
STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO               PORTFOLIO



17 PRIOR TO THE OPENING OF BUSINESS ON MAY 2, 2005, THE MET/PUTNAM
   VOYAGER PORTFOLIO OF THE METROPOLITAN FUND WAS MERGED INTO THE
   JENNISON GROWTH PORTFOLIO OF THE METROPOLITAN FUND.



18 ON MAY 1, 2005, OPPENHEIMERFUNDS, INC. BECAME THE SUB-INVESTMENT
   MANAGER FOR THE SCUDDER GLOBAL EQUITY PORTFOLIO WHICH CHANGED ITS NAME TO OPPENHEIMER GLOBAL EQUITY PORTFOLIO.



19 ON JANUARY 15, 2005, RCM CAPITAL MANAGEMENT LLC BECAME THE
   SUB-INVESTMENT MANAGER FOR THE PIMCO PEA INNOVATION PORTFOLIO WHICH CHANGED ITS NAME TO RCM GLOBAL TECHNOLOGY PORTFOLIO.



20 THESE PORTFOLIOS WILL BEGIN OPERATIONS ON OR ABOUT MAY 1, 2005. THE
   EXPENSE INFORMATION IN THE FEE TABLE IS AN ESTIMATE OF THE
   PORTFOLIOS' EXPENSES THROUGH DECEMBER 31, 2005.



21 THESE PORTFOLIOS ARE "FUND OF FUNDS" PORTFOLIOS, PORTFOLIOS WHOSE
   ASSETS ARE INVESTED IN OTHER PORTFOLIOS. THIS MEANS THAT IN ADDITION TO THE MANAGEMENT FEES AND OTHER EXPENSES FOR THE PORTFOLIOS STATED IN THE TABLE (WHICH ARE AN ESTIMATE OF THE PORTFOLIOS EXPENSES THROUGH DECEMBER 31, 2005), EACH PORTFOLIO BEARS THE MANAGEMENT FEES AND OTHER EXPENSES OF THE PORTFOLIOS IN WHICH THE PORTFOLIO INVESTS. THESE EXPENSES ARE ESTIMATED THROUGH DECEMBER 31, 2005 AS THE
   FOLLOWING:

EXAMPLES




The example is intended to help you compare the cost of investing in the Income Annuities with the cost of investing in other variable annuity contracts. These costs include the contract owner transaction expenses (described in the first table), the Separate Account and other costs you bear while you hold the Income Annuity (described in the second table) and the Portfolios and expenses (described in the third table).

EXAMPLE

This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for an Income Annuity for the time periods indicated. Your actual costs may be higher or lower.

ASSUMPTIONS:

     --   there was no allocation to the Fixed Income Option;

     --   reimbursement and/or waiver of expenses was not in effect;

     -- you bear the minimum or maximum fees and expenses of any of the Portfolios;


     --   there is a maximum Separate Account charge of 0.95%;


     --   no withdrawals have been taken;

     --   the underlying Portfolio earns a 5% annual return; and

     --   the AIR is 3%.


                                                                  1             3             5              10
                                                                 YEAR         YEARS         YEARS          YEARS
-----------------------------------------------------------------------------------------------------------------
Maximum....................................................      $            $             $              $
Minimum....................................................      $            $             $              $

 ANNUITY UNIT VALUES FOR EACH INVESTMENT DIVISION
(For an annuity unit outstanding throughout the period)


    These tables and bar charts show fluctuations in the Annuity Unit Values for each investment division from year end to year end for two variations of the Income Annuity. The information in this table has been derived from the Separate Account's full financial statements or other reports (such as the annual report). The first table and charts show the Income Annuity with the maximum guaranteed Separate Account charge of .95% and an AIR of 3% and the second table and charts show the Income Annuity with the minimum Separate Account charge of .75% with an AIR of 3%. Tables with annuity unit values for Income Annuities with Separate Account charges other than the maximum and other AIRs appears in the SAI, which is available upon request without charge by calling 1-866-438-6477.



----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------

Salomon Brothers U.S. Government Division (a)............      2004   $10.03          $
                                                               2003    10.00           10.03             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


PIMCO Total Return Division (a)..........................      2004    10.07
                                                               2003    10.00           10.07             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Bond Income Division (a).......................      2004    10.08
                                                               2003    10.00           10.08             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Lehman Brothers(R) Aggregate Bond Division (a)...........      2004    10.05
                                                               2003    10.00           10.05             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Salomon Brothers Strategic Bond Opportunities Division (a)...  2004    10.15
                                                               2003     9.99           10.15             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------


Lord Abbett Bond Debenture Division (a)..................      2004   $10.28          $
                                                               2003     9.95           10.28             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Diversified Division (a).......................      2004    10.34
                                                               2003     9.87           10.34             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Neuberger Berman Real Estate Division (b)................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


American Funds Growth-Income Division (a)................      2004    10.58
                                                               2003     9.81           10.58             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Davis Venture Value Division (a).........................      2004    10.66
                                                               2003     9.84           10.66             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


FI Value Leaders Division (b)............................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------


Harris Oakmark Large Cap Value Division (a)..............      2004   $10.58          $
                                                               2003     9.88           10.58             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Large Cap Value Division (b)...................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

MetLife Stock Index Division (a).........................      2004    10.54
                                                               2003     9.82           10.54             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


MFS Investors Trust Division (a).........................      2004    10.52
                                                               2003     9.88           10.52             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

BlackRock Investment Trust Division (a)..................      2004    10.49
                                                               2003     9.79           10.49             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


American Funds Growth Division (a).......................      2004    10.41
                                                               2003     9.80           10.41             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------


Janus Aggressive Growth Division (a).....................      2004   $10.35          $
                                                               2003     9.78           10.35             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Met/Putnam Voyager Division (a)(c).......................      2004    10.21
                                                               2003     9.82           10.21             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Legacy Large Cap Growth Division (b)...........      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


T. Rowe Price Large Cap Growth Division (a)..............      2004    10.58
                                                               2003     9.82           10.58             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Harris Oakmark Focused Value Division (a)................      2004    10.81
                                                               2003     9.86           10.81             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Neuberger Berman Mid Cap Value Division (a)..............      2004    10.61
                                                               2003     9.82           10.61             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------
FI Mid Cap Opportunities Division (a)....................      2004   $10.27          $
                                                               2003     9.80           10.27             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Met/AIM Mid Cap Core Equity Division (b).................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


MetLife Mid Cap Stock Index Division (a).................      2004    10.44
                                                               2003     9.79           10.44             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Aggressive Growth Division (a).................      2004    10.26
                                                               2003     9.73           10.26             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


T. Rowe Price Mid-Cap Growth Division (a)................      2004    10.36
                                                               2003     9.73           10.36             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


BlackRock Strategic Value Division (a)...................      2004    10.91
                                                               2003     9.70           10.91             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------


Loomis Sayles Small Cap Division (a).....................      2004   $10.19          $
                                                               2003     9.76           10.19             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Russell 2000(R) Index Division (a).......................      2004    10.49
                                                               2003     9.76           10.49             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Franklin Templeton Small Cap Growth Division (a).........      2004    10.42
                                                               2003     9.60           10.42             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Met/AIM Small Cap Growth Division (b)....................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


T. Rowe Price Small Cap Growth Division (a)..............      2004    10.27
                                                               2003     9.74           10.27             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Oppenheimer Global Equity Division (a)...................      2004    10.79
                                                               2003     9.94           10.79             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


----------------------------------------------------------------------------------------------------------------
                                                                    BEGINNING                       NUMBER OF
                                                                     OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                     ANNUITY          ANNUITY      END OF YEAR
TABLE I AND BAR CHART I (3% AIR; .95% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------


FI International Stock Division (a)......................      2004   $10.81          $
                                                               2003    10.00           10.81             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Harris Oakmark International Division (b)................      2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


MFS Research International Division (a)..................      2004    10.90
                                                               2003     9.98           10.90             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


Morgan Stanley EAFE(R) Index Division (a)................      2004    10.93
                                                               2003     9.95           10.93             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


RCM Global Technology Division (a).......................      2004    10.02
                                                               2003     9.57           10.02             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value


American Funds Global Small Capitalization Division (a)...     2004    10.41
                                                               2003     9.71           10.41             0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                    Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------

Salomon Brothers U.S. Government Division (a).............       2004   $               $
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


PIMCO Total Return Division (a)...........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


BlackRock Bond Income Division (a)........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Lehman Brothers(R) Aggregate Bond Division (a)............       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Salomon Brothers Strategic Bond Opportunities Division (a)...    2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Lord Abbett Bond Debenture Division (a)...................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------


BlackRock Diversified Division (a)........................       2004   $               $                  0
                                                                 2003


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Neuberger Berman Real Estate Division (b).................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


American Funds Growth-Income Division (a).................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Davis Venture Value Division (a)..........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


FI Value Leaders Division (b).............................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Harris Oakmark Large Cap Value Division (a)...............       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


BlackRock Large Cap Value Division (b)....................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------
MetLife Stock Index Division (a)..........................       2004   $               $
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


MFS Investors Trust Division (a)..........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


BlackRock Investment Trust Division (a)...................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


American Funds Growth Division (a)........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Janus Aggressive Growth Division (a)......................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Met/Putnam Voyager Division (a)(c)........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------


BlackRock Legacy Large Cap Growth Division (b)............       2004   $               $


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


T. Rowe Price Large Cap Growth Division (a)...............       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Harris Oakmark Focused Value Division (a).................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Neuberger Berman Mid Cap Value Division (a)...............       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                  Year End Annuity Unit Value

FI Mid Cap Opportunities Division (a).....................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Met/AIM Mid Cap Core Equity Division (b)..................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------


MetLife Mid Cap Stock Index Division (a)..................       2004   $               $
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


BlackRock Aggressive Growth Division (a)..................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


T. Rowe Price Mid-Cap Growth Division (a).................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


BlackRock Strategic Value Division (a)....................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Loomis Sayles Small Cap Division (a)......................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Russell 2000(R) Index Division (a)........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------


Franklin Templeton Small Cap Growth Division (a)..........       2004   $               $
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Met/AIM Small Cap Division (b)............................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


T. Rowe Price Small Cap Growth Division (a)...............       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Oppenheimer Global Equity Division (a)....................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


FI International Stock Division (a).......................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Harris Oakmark International Division (b).................       2004


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)


------------------------------------------------------------------------------------------------------------------
                                                                      BEGINNING                       NUMBER OF
                                                                       OF YEAR        END OF YEAR   ANNUITY UNITS
                                                                       ANNUITY          ANNUITY      END OF YEAR
TABLE II AND BAR CHART II (3% AIR; .75% Separate Account charge) YEAR UNIT VALUE      UNIT VALUE    (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------


MFS Research International Division (a)...................       2004   $               $
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


Morgan Stanley EAFE(R) Index Division (a).................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


RCM Global Technology Division (a)........................       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


American Funds Global Small Capitalization Division (a)...       2004
                                                                 2003                                      0


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                     Year End Annuity Unit Value


----------------


A INCEPTION DATE: OCTOBER 27, 2003.



B INCEPTION DATE: MAY 1, 2004.



C THE ASSETS IN THIS INVESTMENT DIVISION MERGED INTO THE JENNISON GROWTH
  DIVISION PRIOR TO THE OPENING OF BUSINESS ON MAY 2, 2005. THIS INVESTMENT DIVISION IS NO LONGER AVAILABLE UNDER THE INCOME ANNUITY.

METLIFE

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at 200 Park Avenue, New York, New York 10166-0188. MetLife was formed under the laws of New York State in 1868. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve individuals in approximately 13 million households in the U.S. and provide benefits to 37 million employees and family members through their plan sponsors. Outside the U.S., the MetLife companies serve approximately 9 million customers through direct insurance companies in Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Mexico, South Korea, Taiwan and Uruguay.


METROPOLITAN LIFE
SEPARATE ACCOUNT E
We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Income Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuities even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

VARIABLE ANNUITIES

Income annuities are usually purchased to produce a predictable source of income in retirement. There is no accumulation of cash value in an income annuity. Instead, you are purchasing a promise to receive periodic payments from the issuing insurance company under the terms of the contract. Typically, since income payments begin within twelve months, the annuity is known as an "immediate" annuity.



The Income Annuities are "variable" because the value of your income payment varies based on the investment performance of the


[SNOOPY AND WOODSTOCK PICTURE]
investment divisions you choose. The income payments under your Income Annuity may go up or down. Since the investment performance is not guaranteed, your income payment amount is at risk. The degree of risk will depend on the investment divisions you select. The Annuity Unit Value for each investment division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. MetLife and its affiliates also offer other annuities not described in this Prospectus.


Income annuities have a fixed payment option called the "Fixed Income Option." Under the Fixed Income Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them.


You make a single purchase payment and select the type of income payment suited to your needs. Some of the income payment types guarantee an income stream for your lifetime; others guarantee an income stream for both your lifetime, as well as the lifetime of another person (such as a spouse). Some Income Annuities guarantee a time period of your choice over which MetLife will make income payments. Income Annuities also have other features. The amount of the income payments you receive will depend on such things as the income payment type you choose, your investment choices and the amount of your purchase payment.


WILL PREPARATION SERVICE AVAILABLE TO CERTAIN PURCHASERS FOR NO ADDITIONAL COST



If approved in your state and made available by your employer, you may be able to obtain the Will Preparation Service at no additional cost from Hyatt Legal Plans, Inc. ("Hyatt"), a MetLife affiliate. The Will Preparation Service is available to employees of employers who purchase the group income annuity contract through a consortium of employers formed to purchase employee benefits. Please check with your employer to verify if it participates in the consortium.



In order to qualify for the Will Preparation Service at no additional cost (1) your employer must have purchased the group income annuity contract which includes the Will Preparation Service through the Coalition; (2) your employer must have made available the Will Preparation Service option, and (3) you must purchase the non-qualified Income Annuity. You do not qualify for this service if you purchase the IRA version of the Income Annuity.



The Will Preparation Service consists of preparation of wills and/or codicils or updating of wills for the purchaser of a non-qualified Income Annuity and his/her spouse. Hyatt is responsible for the cost of providing the Will Preparation Service, which may be delivered by a Hyatt participating attorney or an attorney outside of Hyatt's network of attorneys, if certain conditions are met. Reimbursement for legal services outside of the Hyatt network is limited to a set dollar amount. The Will Preparation Service does not include other expenses or costs,



                          [SNOOPY TEETER TOTTER WITH WOODSTOCK GRAPHIC]
       The group Income Annuities described in this Prospectus are offered to an employer, association, trust or other group for its employees, members or participants.

such as filing fees. Hyatt is not responsible for the legal work performed by an out of network attorney. The Will Preparation Service is available to domestic partners of the purchasers of the Income Annuity in lieu of a spouse if permitted by the employer. The Will Preparation Service is in effect for one year from the purchase of the Income Annuity and extends to completion of the will preparation or will update opened prior to the close of the one year period. "Opened" means the purchaser or his/her spouse has contacted Hyatt, received authorization from Hyatt and has commenced the Will Preparation Service through a participating or out of network attorney. The Will Preparation Service terminates if the Income Annuity is cancelled or commuted or if all the value within the annuity is withdrawn.


YOUR INVESTMENT CHOICES
The Metropolitan Fund, Met Investors Fund and American Funds and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The SAIs are available upon your request. The Metropolitan Fund, Met Investors Fund and American Funds prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before making purchase payments to the investment divisions. The Class A shares available to the Income Annuities do not impose any 12b-1 Plan fees. However, 12b-1 Plan fees are imposed on the American Funds Portfolios, which are Class 2.

Starting with the most conservative Portfolio, the investment choices are listed in the approximate risk relationship among the available Portfolios with all those within the same investment style listed in alphabetical order. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your income payments are subject to the risks associated with investing in stocks and bonds, your variable income payments based on amounts allocated to the investment divisions may go down as well as up.

                                         [SNOOPY READING MENU GRAPHIC]

Salomon Brothers U.S. Government       Seeks to maximize total return
  Portfolio                            consistent with preservation of
                                       capital and maintenance of liquidity

PIMCO Total Return Portfolio           Seeks maximum total return,
                                       consistent with the preservation of
                                       capital and prudent investment
                                       management

BlackRock Bond Income Portfolio        Seeks competitive total return
                                       primarily from investing in
                                       fixed-income securities

Lehman Brothers(R) Aggregate Bond      Seeks to equal the performance of the
  Index Portfolio                      Lehman Brothers Aggregate Bond Index

Salomon Brothers Strategic Bond        Seeks to maximize total return
  Opportunities Portfolio              consistent with preservation of
                                       capital

Lord Abbett Bond Debenture Portfolio   Seeks high current income and the
                                       opportunity for capital appreciation
                                       to produce a high total return

MFS Total Return Portfolio             Seeks a favorable total return
                                       through investment in a diversified
                                       portfolio

BlackRock Diversified Portfolio        Seeks high total return while
                                       attempting to limit investment risk
                                       and preserve capital

Neuberger Berman Real Estate           Seeks to provide total return through
  Portfolio                            investment in real estate securities,
                                       emphasizing both capital appreciation
                                       and current income

American Funds Growth-Income           Seeks both capital appreciation and
  Portfolio                            income

Davis Venture Value Portfolio          Seeks growth of capital

FI Value Leaders Portfolio             Seeks long-term growth of capital

Harris Oakmark Large Cap Value         Seeks long-term capital appreciation
  Portfolio

BlackRock Large Cap Value Portfolio    Seeks long-term growth of capital

MetLife Stock Index Portfolio          Seeks to equal the performance of the
                                       Standard & Poor's(R) 500 Composite
                                       Stock Price Index

MFS Investors Trust Portfolio          Seeks long-term growth of capital
                                       with a secondary objective to seek
                                       reasonable current income

BlackRock Investment Trust Portfolio   Seeks long-term growth of capital and
                                       income

American Funds Growth Portfolio        Seeks capital appreciation through
                                       stocks

Janus Aggressive Growth Portfolio      Seeks long-term growth of capital

Jennison Growth Portfolio              Seeks capital appreciation

BlackRock Legacy Large Cap Growth      Seeks long-term growth of capital
  Portfolio

T. Rowe Price Large Cap Growth         Seeks long-term growth of capital
  Portfolio                            and, secondarily, dividend income

Harris Oakmark Focused Value           Seeks long-term capital appreciation
  Portfolio

Neuberger Berman Mid Cap Value         Seeks capital growth
  Portfolio

FI Mid Cap Opportunities Portfolio     Seeks long-term growth of capital

Met/AIM Mid Cap Core Equity Portfolio  Seeks long-term growth of capital

MetLife Mid Cap Stock Index Portfolio  Seeks to equal the performance of the
                                       Standard & Poor's(R) MidCap 400
                                       Composite Stock Price Index

BlackRock Aggressive Growth Portfolio  Seeks maximum capital appreciation

T. Rowe Price Mid-Cap Growth           Seeks to provide long-term growth of
  Portfolio                            capital


The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive with all those within the same investment style listed in alphabetical order.


    The investment divisions generally offer the opportunity for greater returns over the long term than our Fixed Income Option.


   While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund. 28


BlackRock Strategic Value Portfolio    Seeks high total return, consisting
                                       principally of capital appreciation

Loomis Sayles Small Cap Portfolio      Seeks long-term capital growth from
                                       investments in common stocks or other
                                       equity securities

Russell 2000(R) Index Portfolio        Seeks to equal the return of the
                                       Russell 2000 Index

Franklin Templeton Small Cap Growth    Seeks long-term capital growth
  Portfolio

Met/AIM Small Cap Growth Portfolio     Seeks long-term growth of capital

T. Rowe Price Small Cap Growth         Seeks long-term capital growth
  Portfolio

Oppenheimer Global Equity Portfolio    Seeks long-term growth of capital

FI International Stock Portfolio       Seeks long-term growth of capital

Harris Oakmark International           Seeks long-term capital appreciation
  Portfolio

MFS Research International Portfolio   Seeks capital appreciation

Morgan Stanley EAFE(R) Index           Seeks to equal the performance of the
  Portfolio                            MSCI EAFE Index

RCM Global Technology Portfolio        Seeks capital appreciation; no
                                       consideration is given to income

American Funds Global Small            Seeks capital appreciation through
  Capitalization Portfolio             stocks

MetLife Conservative Allocation        Seeks a high level of current income,
  Portfolio                            with growth of capital a secondary
                                       objective

MetLife Conservative to Moderate       Seeks a high total return in the form
  Allocation Portfolio                 of income and growth of capital, with
                                       a greater emphasis on income

MetLife Moderate Allocation Portfolio  Seeks a balance between a high level of current income and growth of
                                       capital, with a greater emphasis on
                                       growth of capital

MetLife Moderate to Aggressive         Seeks growth of capital
  Allocation Portfolio

MetLife Aggressive Allocation          Seeks growth of capital
  Portfolio

Oppenheimer Capital Appreciation       Seeks capital appreciation


Your investment choices may be limited because:

* Your employer, association or other group contract holder limits the available investment divisions.

*   We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of the Metropolitan Fund, the Met Investors Fund or the American Funds invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Income Annuities. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Met Investors Fund are available by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public. The American Funds Portfolios are made available by the American Funds only through various insurance company annuities and insurance policies.

The Metropolitan Fund, the Met Investors Fund and the American Funds are each a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the fund.

The Portfolios of the Metropolitan Fund pay MetLife Advisers, LLC, a MetLife affiliate, a monthly fee for its services as their investment manager. The Portfolios of the Met Investors Fund pay Met Investors Advisory LLC, a MetLife affiliate, a monthly fee for its services as their investment manager. The Portfolios of the American Funds pay Capital Research and Management Company a monthly fee for its services as their investment manager. These fees, as well as other expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund, Met Investors Fund or American Funds.

In addition, the Metropolitan Fund and the Met Investors Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies and certain qualified retirement plans that invest in the Metropolitan Fund or the Met Investors Fund. The risks of these arrangements are also discussed in each Fund's prospectus.


INCOME ANNUITIES


Income Annuities provide you with a regular stream of payments for either your lifetime or a specific period. You have the flexibility to select a stream of income to meet your needs. Income Annuities can be purchased so that you begin receiving payments immediately. You may defer receiving payments from us for one year after you have purchased an immediate annuity. You bear any investment risk during any deferral period.



We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option. We guarantee the amount of the income payment paid to you from the Fixed Income Option attributable to the current percentage you allocated to the Fixed Income Option until you make a reallocation or withdrawal from the Fixed Income Option.



Using proceeds from the following types of arrangements, you may purchase Income Annuities to receive immediate payments:


*   Non-Qualified

*   Qualified


If you have accumulated amounts in any of your employer's, association's or group's qualified investment vehicles (for example, Traditional IRAs, Keoghs, 401(k)s, 401(a)s, 403(b)s, 457s or SIMPLE IRAs), your lump sum rollover or transfer from that investment vehicle may be used to purchase an appropriate Income Annuity as long as all applicable Federal income tax requirements are met.


Your qualified retirement plan may also purchase the Income Annuity to facilitate distributions from the plan in the form of annuity pay-outs.

If your retirement plan has purchased an Income Annuity, your choice of income payment type may be subject to the terms of the plan. We

[SNOOPY SUNBATHING GRAPHIC]
may rely on your employer's or plan administrator's statements to us as to the terms of the plan or your entitlement to any payments. We will not be responsible for interpreting the terms of your plan. You should review your plan document to see how you may be affected.

INCOME PAYMENT TYPES

Currently, we provide you with a wide variety of income payment types to suit a range of personal preferences. You decide the income payment type for your Income Annuity at application. The decision is irrevocable.

There are three people who are involved in payments under your Income Annuity:

* Owner: the person or entity which has all rights under the Income Annuity including the right to direct who receives payment.

* Annuitant: the person whose life is the measure for determining the duration and sometimes the dollar amount of payments.

* Beneficiary: the person who receives continuing payments or a lump sum if the annuitant dies.

Your income payment amount will depend in large part on the type of income payment you choose. For example, if you select a "Lifetime Income Annuity for Two," your payments will typically be lower than if you select a "Lifetime Income Annuity." Whether you choose a withdrawal option, if permitted under your Income Annuity, will affect the amount of your income payments. Typically, income payment types which have a withdrawal option will result in lower income payments than income payment types without this feature. The terms of your contract will determine when your income payments start and the frequency with which you will receive your income payments. When you select an income type, it will apply to both fixed income payments and variable income payments. We reserve the right to limit or stop issuing any of the income types currently available based upon legal requirements or other considerations. We reserve the right to commute or otherwise pay the value of any remaining income payments over a period which would comply with Federal income tax law. The following income payment types are available:

LIFETIME INCOME ANNUITY: A variable income that is paid as long as the annuitant is living.

LIFETIME INCOME ANNUITY WITH A GUARANTEE PERIOD: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed payments have been made, payments are made until the end of the guaranteed period. No payments are made once the guarantee period has expired and the annuitant is no longer living.

LIFETIME INCOME ANNUITY FOR TWO: A variable income that is paid as long as either of the two annuitants is living. After one annuitant dies,


You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semi-annual or annual basis.

When deciding how to receive income, consider:

- The amount of income you need;

- The amount you expect to receive from other sources;


- The growth potential of other investments; and


- How long you would like your income to last.

payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No payments are made once both annuitants are no longer living.


LIFETIME INCOME ANNUITY FOR TWO WITH A GUARANTEE PERIOD: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed payments have been made, payments are made until the end of the guaranteed period. If one annuitant dies after the guarantee period has expired, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No payments are made once the guarantee period has expired and both annuitants are no longer living.

INCOME ANNUITY FOR A GUARANTEED PERIOD: A variable income payable for a guaranteed period of 5 to 30 years. As an administrative practice, we will consider factors such as your age and life expectancy in determining whether to issue a contract with this income payment type. If the annuitant dies before the end of the guarantee period, payments are made to the beneficiary until the end of the guarantee period. No payments are made after the guarantee period has expired.


WITHDRAWAL OPTION


Subject to MetLife's underwriting requirements, we may make available a withdrawal option under your Income Annuity. If the withdrawal option is available under your Income Annuity, you can choose to add this optional withdrawal feature. The decision to add this feature is made at application, is irrevocable and varies by income payment type (described above). The withdrawal option may not be available in all states. Your employer, association or other group contract holder may limit the availability of the withdrawal option.

If you purchase an Income Annuity with this feature, the income payments you receive typically will be lower than income payments that you would have received had you purchased the Income Annuity without this feature. The amount by which your income payment will be reduced will depend upon your life expectancy during the permitted withdrawal period, the income type you choose and the amount of the purchase payment.

Please refer to the discussion in the Tax Section of this Prospectus concerning the possibility that the purchase of an annuity with this option or the exercise of this option may result in the annuity not satisfying minimum distribution requirements or becoming an increasing annuity.

[SNOOPY ON BEACH GRAPHIC]

  Post-tax or after-tax means that your purchase payment for your Income Annuity does not reduce your taxable income or give you a tax reduction.

Please also refer to the Tax Section of this Prospectus for a discussion of other possible adverse tax consequences as a result of the exercise of the withdrawal option, including the imposition and retroactive imposition of the 10% penalty tax in addition to ordinary income tax.

Please note that the purchase of the withdrawal option may not be appropriate under certain deferred compensation or severance arrangements of an employer (including eligible Section 457(b) plans of tax-exempt employers). The mere availability of such a benefit may result in the immediate taxation to the employee of the entire benefit. Additionally, the withdrawal feature may not be appropriate under defined benefit plans.

DURING THE FIRST TWO YEARS FOLLOWING PURCHASE

You may withdraw up to an amount equal to the "fair market value" of the income payments under the Income Annuity during the first two years after we issue the Income Annuity. We calculate the "fair market value" as follows:

     -- First, we determine what your revised income payment would be based on the applicable Annuity Unit Value as of the date of the withdrawal;

     -- Then we calculate the maximum permissible withdrawal amount by multiplying the revised income payment by an updated annuity purchase rate.

If you withdraw this maximum amount from the Income Annuity during the first two years, there will be no value left in the Income Annuity. Consequently, we will then have no further obligations to you; you will receive no further income payments.

If you withdraw less than the maximum amount permitted, each future income payment will be reduced proportionately by the percentage equal to the ratio of the withdrawal amount to the maximum permissible withdrawal amount.

AFTER THE FIRST TWO YEARS FOLLOWING PURCHASE


You may make withdrawals after the first two years following issue of the Income Annuity with one of the following income types:


     --   Lifetime Income Annuity with a Guarantee Period;

     --   Lifetime Income Annuity for Two with a Guarantee Period; or

     --   Income Annuity for a Guaranteed Period.

You may withdraw a portion of the "withdrawal value" of payments in the remaining guarantee period under the Income Annuity. When we calculate the "withdrawal value" of these payments, we use the "fair market value" calculation previously described except that in the last step the maximum permissible withdrawal calculation uses an updated annuity purchase rate that reflects only the payments in the remaining guarantee period of the Income Annuity.

Each future income payment in the remaining guarantee period after a withdrawal during the guarantee period will be reduced proportionately by the percentage equal to the ratio of the withdrawal amount to the full "withdrawal value" of the payments in the remaining guarantee period at the time of the withdrawal.

You may make an unlimited number of withdrawals during the guarantee period as long as no withdrawal reduces your revised income payments during the guarantee period to less than 25% of what those payments would have been had no withdrawals been made during this period. Any income payments payable after the guarantee period will not be reduced by the withdrawals you made.

REQUESTING A WITHDRAWAL

At your request, we will provide an estimate for you of the maximum amount available for withdrawal and the amount by which your income payments would be reduced if a particular withdrawal were taken under the Income Annuity.

You generally may make a withdrawal on any business day that the Exchange is open during the permitted withdrawal period.

Your withdrawal request must be in good order and completed prior to the close of the Exchange on a business day if you want the withdrawal to take place on that day. All other withdrawals will be processed on the next business day. We will take the withdrawal proportionately from each investment division and the Fixed Income Option in which you then had an allocation.

A withdrawal processing fee of $95 will be deducted from each withdrawal. Withdrawals must be at least $1,000. If any withdrawal during the first two years after purchase would decrease total expected annual payments below $1,200, then we will treat this as a request for a full withdrawal of the fair market value and we will make no further payments.

We reserve the right to require receipt of a properly executed spousal consent to the extent applicable and required under the Internal Revenue Code, the Employee Retirement Income Security Act of 1974 or the Retirement Equity Act of 1984 prior to the payment of any withdrawal.

We reserve the right to limit, reduce or eliminate this option in the future where required to comply with Federal tax law to protect you and other contract holders in the investment divisions from adverse tax consequences.

DEATH BENEFIT


Your Income Annuity provides you with a death benefit in the event of your death before you start receiving income payments. If you die before income payments begin, the owner or any beneficiaries will receive your purchase payment proportionately reduced for any prior withdrawals (if you have chosen the withdrawal option) in a lump sum once we receive satisfactory proof of your death.

MINIMUM PURCHASE PAYMENT

You must purchase the Income Annuity with one purchase payment of at least $25,000.


ALLOCATION



You decide what portion of your income payment is allocated to each of the variable investment divisions.


THE VALUE OF YOUR INCOME PAYMENTS

INITIAL VARIABLE INCOME PAYMENT


The initial variable income payment is a hypothetical payment which is calculated based on the amount of your purchase payment and the annuity purchase rate, which reflects the age and sex of the measuring lives and the income payment type selected (including the withdrawal option, if applicable) and the AIR ("Assumed Investment Return"). This initial variable income payment is used to establish the number of annuity units credited to you. It is not the amount of your actual first variable income payment unless your first income payment is due within 10 days after we issue the Income Annuity.


ANNUITY UNITS


Annuity units are credited to you when you make a purchase payment or make a reallocation into an investment division. Before we determine the number of annuity units to credit to you, we reduce a purchase payment (but not a reallocation) by any premium taxes, if applicable. We then compute an initial income payment amount from the net purchase payment (or reallocation) and the current annuity purchase rate. We then divide the initial income payment allocated to an investment division by that investment division's Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division. When you reallocate an income payment from an investment division, annuity units supporting that portion of your income payment in that investment division are liquidated.


EXAMPLE: DETERMINING THE NUMBER OF ANNUITY UNITS

Assume the following:


     -- We calculate an initial variable income payment based on the annuity purchase rate (which reflects the AIR, income payment type (including whether the withdrawal option was chosen and the age and sex of the measuring lives) and the amount of the net purchase payment. (For example, if we assume an annuity purchase rate of $100 and the net purchase payment is $100,000, the initial variable income payment is $1,000, $100,000 / $100 = $1,000.)


                                               [WOODSTOCK WRITING CHECK GRAPHIC]

     -- You have chosen to allocate this $1,000 in equal amounts to two investment divisions (i.e., $500 to each); and


     -- On the day we receive all documents in good order and issue the Contract, the annuity unit values for investment division A is $10.00 and for investment division B is $12.50.


We credit the Income Annuity with annuity units as follows:


    $500 / $10.00 = 50 ANNUITY UNITS ALLOCATED TO INVESTMENT DIVISION A


    $500 / $12.50 = 40 ANNUITY UNITS ALLOCATED TO INVESTMENT DIVISION B



Then, to calculate your variable income payment, we multiply the number of annuity units by the current Annuity Unit Value.


AIR AS A BENCHMARK FOR INCOME PAYMENTS


Your income payments are determined by using the AIR to benchmark the investment experience of the investment divisions you select. The AIR is stated in your contract and may range from 3% to 6%. The higher your AIR, the higher your initial variable income payment will be. Your next variable income payment will increase approximately in proportion to the amount by which the investment experience (for the time period between payments) for the underlying portfolio minus the insurance-related charge (The resulting number is the net investment return.) exceeds the AIR (for the time period between payments). Likewise, your next variable income payment will decrease to the approximate extent the investment experience (for the time period between payments) for the underlying portfolio minus the insurance-related charge (the net investment return) is less than the AIR (for the time period between payments). A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had elected a higher AIR as changes occur in the investment experience of the investment divisions.


The amount of each variable income payment is determined ten days prior to your income payment date. If your first income payment is scheduled to be paid less than 10 days after your Contract's issue date, then the amount of your payment will be determined on your Contract's issue date.

THE EFFECT OF THE AIR ON SUBSEQUENT VARIABLE INCOME PAYMENTS
(Assumes no reallocation between income payments).

                                   Your variable income payment will
                                   (relative to the previous income
If the net investment experience:  payment):
---------------------------------  ----------------------------------

  Exceeds the AIR                    Increase
  Equals the AIR                     Stay the same
  Is less than the AIR               Decrease

                 The AIR is stated in your contract and may range from 3% to 6%. 36

EXAMPLE OF A 3% AIR

Assume that the initial variable income payment for an investment division is $1,000. Also assume that when we calculate your next income payment the investment experience for the underlying portfolio (minus the insurance-related charge) is up 10% (exceeds the AIR). Your variable income payment attributed to that investment division would be $1,067.96. The percentage change between the initial variable income payment and your next income payment is a 6.8% INCREASE.

However, assume instead that the investment experience for the underlying portfolio (minus the insurance-related charge) is down 10% (does not exceed the AIR). Your next variable income payment would be $873.79. Note that the percentage change between the initial variable income payment and your next income payment is a 12.6% DECREASE.

VALUATION

This is how we calculate the Annuity Unit Value for each investment division:

* First, we determine the investment experience (which reflects the deduction for any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

* Next, we subtract the daily equivalent of your insurance-related charge (general administrative expense and mortality and expense risk charges) for each day since the last day the Annuity Unit Value was calculated; the resulting number is the net investment return;

* Then, we multiply by an adjustment based on your AIR for each day since the last Annuity Unit Value was calculated; and


*   Finally, we multiply the previous Annuity Unit Value by this result.

EXAMPLE: CALCULATING THE ANNUITY UNIT VALUE

Assume the following:

     --   Yesterday's Annuity Unit Value was $10.20;

     -- The number we calculate for today's change in investment experience (which reflects the deduction for the investment-related charge) is
          1.02 (up 2%);

     --   The daily equivalent of the Separate Account charge is 0.000025905;
          and

     --   The daily equivalent of the adjustment for a 3% AIR is 0.99991902.

The new Annuity Unit Value is:
  (1.02 - .000025905) X 0.99991902 X $10.20 = $10.40

However, now assume that today's change in investment experience (which reflects the deduction for the investment-related charge) is .98 (down 2%) instead of 1.02.

The new Annuity Unit Value is:
  (.98 - .000025905) X 0.99991902 X $10.20 = $9.99

REALLOCATION PRIVILEGE

You can reallocate among the investment divisions and the Fixed Income Option.


There is no charge to make a reallocation. (We reserve the right to impose a reallocation fee in the future. The amount of this fee will be no greater than $30.) Your request for a reallocation tells us to move, in accordance with your instructions, the underlying portfolio shares or other funds we have designated in the investment divisions to generate your income payments.


For us to process a reallocation, you must tell us:

     --   The percentage of the income payment to be reallocated;

     -- The investment divisions (or Fixed Income Option) from which you want the income payment to be reallocated; and

     -- The investment divisions or Fixed Income Option (and the percentages allocated to each) to which you want the income payment to be reallocated.

When you request a reallocation from an investment division to the Fixed Income Option, the payment amount will be adjusted at the time of reallocation. Your payment may either increase or decrease due to this adjustment. The adjusted payment will be calculated in the following manner.

     -- First, we update the income payment amount to be reallocated from the investment division based upon the applicable Annuity Unit Value at the time of the reallocation;

     -- Second, we use the AIR to calculate an updated annuity purchase rate based upon your age, if applicable, and expected future income payments at the time of the reallocation;

     -- Third, we calculate another updated annuity purchase rate using our current single premium fixed income annuity purchase rates on the date of your reallocation (but not less favorable than the annuity purchase rate guaranteed for your group);

     -- Finally, we determine the adjusted payment amount by multiplying the updated income amount determined in the first step by the ratio of the annuity purchase rate determined in the second step divided by the annuity purchase rate determined in the third step.

[WOODSTOCK AND MONEY GRAPHIC]
 38

When you request a reallocation from the Fixed Income Option to an investment division, a similar adjustment will be made to your payment at the time of the reallocation. However, in this case the payment adjustment will be determined by multiplying the income payment amount to be reallocated from the Fixed Income Option by the ratio of the annuity purchase rate determined in the third step above divided by the annuity purchase rate determined in the second step above.

When you request a reallocation from one investment division to another, annuity units in one investment division are liquidated and annuity units in the other investment division are credited to you. There is no adjustment to the income payment amount. Future income payment amounts will be determined based on the Annuity Unit Value for the investment division to which you have reallocated.

You generally may make a reallocation on any day the Exchange is open. At a future date we may limit the number of reallocations you may make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.


Frequent requests from contract owners or participants/annuitants to make reallocations/transfers may dilute the value of a portfolio's shares if the frequent reallocations/transfers involve an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent reallocations/transfers may also increase brokerage and administrative costs of the underlying portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (e.g., participants/annuitants).



We have policies and procedures that attempt to detect and deter frequent reallocations/transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be present in the international, small-cap, and high-yield investment portfolios (e.g., the Met/AIM Small Cap Growth, Harris Oakmark International, Lord Abbett Bond Debenture, and MFS Research International Portfolios) and we monitor reallocation/transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor reallocation/transfer activity, such as examining the frequency and size of reallocations/transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor reallocation/transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring reallocation/transfer activity in certain portfolios, we rely on the underlying portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful reallocation/transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



Our policies and procedures may result in reallocation/transfer restrictions being applied to deter market timing. Currently, when we detect reallocation/transfer activity in the Monitored Portfolios that exceeds our current reallocation/transfer limits, or other reallocation/transfer activity that we believe may be harmful to other contract owners, participants/annuitants or other persons who have an interest in the contracts, we require all future reallocation/transfer requests under that contract to be submitted with an original signature. If we impose this restriction on your reallocation/transfer activity, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The Account Balance or the amount of underlying portfolio shares we have designated in the investment divisions to generate your income payments will not be affected by any gain or loss due to the reallocation/transfer and your Account Balance or the amount of underlying portfolio shares we have designated in the investment divisions to generate your income payments will be the same as if the reallocation/transfer had not occurred. You will receive written confirmation of the transactions effecting such reversal.



The detection and deterrence of harmful reallocation/transfer activity involves judgments that are inherently subjective. Our ability to detect such reallocation/transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by contract owners or participants/annuitants to avoid such detection. Our ability to restrict such reallocation/transfer activity may be limited by provisions of the contract. We do not accommodate market timing in any portfolios and there are no arrangements in place to permit any contract owner or participant/annuitant to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable contracts and portfolios and may be more restrictive with regard to certain contracts or portfolios than others. Accordingly, there is no assurance that we will prevent all reallocation/transfer activity that may adversely affect contract owners or participants/annuitants and other persons with interests in the contracts.

The portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners or participants/annuitants and other persons with interests in the contracts should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the portfolios.



In addition, contract owners or participants/annuitants and other persons with interests in the contracts should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the portfolios (and thus contract owners or participants/annuitants) will not be harmed by reallocation/transfer activity relating to the other insurance companies and/or retirement plans that may invest in the portfolios.



In accordance with applicable law, we reserve the right to modify or terminate the reallocation/transfer privilege at any time. We also reserve the right to defer or restrict the reallocation/transfer privilege at any time that we are unable to purchase or redeem shares of any of the portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner or participant/annuitant). You should read the investment portfolio prospectuses for more details.



Reallocations will be made as of the end of a business day at the close of the Exchange if received in good order prior to the close of the Exchange on that business day. All other reallocation requests will be processed on the next business day.


Here are examples of the effect of a reallocation on the income payment:


     -- Suppose you choose to reallocate 40% of your income payment supported by investment division A to the Fixed Income Option and the recalculated income payment supported by investment division A is $100. Assume that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity pricing is $100. In that case, your fixed income payment from the Fixed Income Option will be increased by $40 X ($125 / $100) or $50, and your income payment supported by investment division A will be decreased by $40. (The number of annuity units in investment division A will be decreased as well.)



     -- Suppose you choose to reallocate 40% of your $100 fixed payment supported by the Fixed Income Option to a variable income payment supported by investment division A. Assume again that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity pricing is $100. In that case, your income payment supported by investment division A will be increased by $40 X ($100 / $125) or $32, and your fixed income payment supported by the Fixed Income Option will be decreased by $40. (The number of annuity units in investment division A will be increased as well.)



     -- Suppose you choose to reallocate 40% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $40 and your income payment supported by investment division A will be decreased by $40. (Changes will also be made to the number of annuity units in both investment divisions.)


CONTRACT FEE

There is no contract fee.

CHARGES

There are two types of charges you pay if you allocate any of your income payment to the investment divisions:

*   Insurance-related charge; and

*   Investment-related charge.

INSURANCE-RELATED OR SEPARATE ACCOUNT CHARGE

You will pay an insurance-related charge for the Separate Account that is no more than .95% annually of the average value of the amounts in the Separate Account. This charge pays us for general administrative expenses and for mortality and expense risk of the Income Annuity.

General administrative expenses we incur include financial, actuarial, accounting, and legal expenses.

The mortality portion of the insurance-related charge pays us for the risk that you may live longer than we estimated. Then, we could be obligated to pay you more in payments than we anticipated.

We also bear the risk that our expenses in administering the Income Annuities will be greater than we estimated (expense risk).


The charges you pay will not reduce the number of annuity units credited to you.
         Instead, we deduct the charges when calculating the Annuity Unit Value.

This charge also pays us for distribution costs to both our licensed sales persons and other broker-dealers. The charge that applies may be less than the maximum charge depending on the service level or other category that applies to your employer, association or group. The categories depend on various factors pertaining to the level of administrative or service activity we provide.


The charge that applies also may be less than the maximum charge depending on the level of distribution assistance provided to us by your employer, association or group. The levels depend on various factors pertaining to the amount of access we are given to potential purchasers.

The charge that applies is stated in your Income Annuity.

INVESTMENT-RELATED CHARGE

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses and 12b-1 Plan fees. One class of shares available to the Income Annuities has 12b-1 Plan fees, which pay for distribution expenses. The percentage you pay for the investment-related charge depends on the investment divisions you select. Amounts for each investment division for the previous year are listed in the Table of Expenses.


WITHDRAWAL PROCESSING FEE

A withdrawal processing fee of $95 will be deducted from each withdrawal.


PREMIUM AND OTHER TAXES

Some jurisdictions tax what are called "annuity considerations." We deduct money to pay "premium" taxes (also known as "annuity" taxes) when you make the purchase payment.

Premium taxes, if applicable, currently range from .5% to 3.5% depending on the Income Annuity you purchased and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments, withdrawals or income payments, any taxes (including but not limited to premium taxes) paid by us to any government entity relating to the Income Annuities. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under Federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Income Annuities. We may, at our sole discretion, pay taxes when due and deduct the corresponding amount from income payments at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

FREE LOOK

You may cancel your Income Annuity within a certain time period. This is known as a "free look." Not all contracts issued are subject to free look provisions under state law. We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The "free look" may also vary depending on whether you purchased your Income Annuity through the mail or your age. Depending on state law, we may refund all of your purchase payment or the value of your annuity units as of the date your refund request is received at your MetLife Designated Office in good order.

If you do not cancel your Income Annuity during the "free look" period, your decision to purchase the Income Annuity is irrevocable.

[LUCY READING GRAPHIC]
 44

GENERAL INFORMATION

ADMINISTRATION

All transactions will be processed in the manner described below.

PURCHASE PAYMENTS


Send your purchase payment, by check or money order made payable to "MetLife," to your MetLife Designated Office. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide you with all necessary forms. We must have all documents in good order to credit your initial purchase payment.



A purchase payment is effective and valued as of the close of the Exchange, on the day we receive it in good order at your MetLife Designated Office, except when it is received:


*   On a day when the Annuity Unit Value is not calculated, or

*   After the close of the Exchange.


In those cases, the purchase payment will be effective the next day the Annuity Unit Value is calculated.


We reserve the right to credit your purchase payment to you within two days after its receipt at your MetLife Designated Office. However, if you fill out our forms incorrectly or incompletely or other documentation is not completed properly or otherwise not in good order, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

Under certain group Income Annuities, your employer, or the group in which you are a participant or member must identify you on their reports to us and tell us how your money should be allocated among the investment divisions and the Fixed Income Option.

CONFIRMING TRANSACTIONS

You will receive a statement confirming that a transaction was recently completed. You may elect to have your income payments sent to your residence or have us deposit payments directly into your bank account. Periodically, you may receive additional information from us about the Income Annuity. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

Generally, your requests are effective the day we receive them at your MetLife Designated Office in good order.

PROCESSING TRANSACTIONS

We permit you to request transactions by mail and telephone. We may suspend or eliminate telephone privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile.

If mandated by applicable law, including, but not limited to, Federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's account and, consequently, refuse to implement any requests for transfers/reallocations, withdrawals, surrenders or death benefits, until instructions are received from the appropriate governmental authority.

BY TELEPHONE

You may obtain information and initiate transactions through our toll-free number, 866-438-6477. Our customer service consultants are available by telephone between 8 a.m. and 6 p.m. Eastern Time each business day.

Your transaction must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Annuity Unit Value is not calculated or after the close of the Exchange. We will value and make effective these transactions on our next business day.

We have put into place reasonable security procedures to insure that instructions communicated by telephone are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone. When someone contacts us by telephone and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your MetLife Designated Office.

Response times for the telephone may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

* any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

* any loss or damage you may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

[CHARLIE BROWN ON PHONE GRAPHIC]

AFTER YOUR DEATH

If we are notified of your death before a requested transaction is completed, we will cancel the request. For Income Annuity reallocations, we will cancel the request and continue making payments to your beneficiary if your Income Annuity so provides. Or, depending on your Income Annuity's provisions, we may continue making payments to a joint annuitant.

THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from you. We reserve the right not to accept or to process transactions requested on your behalf by third parties. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of reallocations for a number of other contract owners, and who simultaneously makes the same request or series of requests on behalf of other contract owners.

VALUATION -- SUSPENSION OF PAYMENTS

We separately determine the Annuity Unit Value for each investment division once each day when the Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give you 30 days notice.

When you request a transaction, we will process the transaction using the next available Annuity Unit Value. Subject to our procedure, we will make withdrawals and reallocations at a later date, if you request.

We reserve the right to suspend or postpone payment for a withdrawal, income payment or reallocation when:

     -- rules of the Securities and Exchange Commission so permit (trading on the Exchange is limited, the Exchange is closed other than for customary weekend or holiday closings or an emergency exists which makes pricing or sale of securities not practicable); or

     -- during any other period when the Securities and Exchange Commission by order so permits.
ADVERTISING PERFORMANCE

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, the Internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "change in Annuity Unit Value," "average annual total return," or some combination of these terms.

YIELD is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are

                                                  [SNOOPY AS TOWN CRIER GRAPHIC]
All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

expressed as percentages. This percentage yield is compounded semiannually.

CHANGE IN ANNUITY UNIT VALUE ("Non-Standard Performance") is calculated by determining the percentage change in the value of an annuity unit for a certain period. These numbers may also be annualized. Change in Annuity Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the total Separate Account charges.

AVERAGE ANNUAL TOTAL RETURN (also known as annualized change in annuity value) calculations ("Standard Performance") reflect all Separate Account charges since the investment division inception date, which is the date the corresponding Portfolio or predecessor Portfolio was first offered under the Separate Account that funds the Income Annuity. These presentations reflect a 3% benchmark AIR. These figures also assume a steady annual rate of return.

For purposes of presentation (of Non-Standard Performance), we may assume that the Income Annuities were in existence prior to the inception date of the investment divisions in the Separate Account that funds the Income Annuities. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Met Investors Fund and American Funds Portfolios since the Portfolio inception date. We use the actual annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Income Annuity had been introduced as of the Portfolio inception date.

We may also present average annual total return calculations which reflect all Separate Account charges since the Portfolio inception date. We use the actual annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Income Annuities had been introduced as of the Portfolio inception date.

We may state performance for the investment divisions of the Income Annuity which reflect deduction of the insurance-related charge and investment-related charge, if accompanied by the annualized change in annuity unit value.

Past performance is no guarantee of future results.

We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the historical Annuity Unit Values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum insurance-related charge and investment-related charge. If the presentation is for an individual, we may also provide a presentation that reflects the applicable (rather than the maximum) insurance-related charge, as well as the Annuity Unit Values and the investment-related charge.

We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical Annuity Unit Values.

Historical performance information should not be relied on as a guarantee of future performance results.

We may also demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, hypothetical Annuity Unit Values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum insurance-related charge and the average of investment-related charges for all Portfolios to depict investment-related charges. If the presentation is for an individual, we may also provide a presentation that reflects the applicable (rather than the maximum) insurance-related charge, as well as the Annuity Unit Values and the investment-related charge.

An illustration should not be relied upon as a guarantee of future results.


Performance figures will vary among the Income Annuities as a result of different Separate Account charges and AIRs.


CHANGES TO YOUR INCOME ANNUITY

We have the right to make certain changes to your Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Deferred Annuity or Income Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

*   To operate the Separate Account in any form permitted by law.

* To take any action necessary to comply with or obtain and continue any exemptions under the law (including favorable treatment under the Federal income tax laws, including limiting the number, frequency or types of reallocations permitted).

* To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

* To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, Met

    Investors Fund or the shares of another investment company or any other investment permitted by law.

* To change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account and any currently available portfolio in connection with the Income Annuities.

* To make any necessary technical changes in the Income Annuities in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have a balance or an allocation, we will notify you of the change. You may then make a new choice of investment divisions. For Income Annuities where required by law, we will ask your approval before making any technical changes.

VOTING RIGHTS

Based on our current view of applicable law, you have voting interests under your Income Annuity concerning Metropolitan Fund, Met Investors Fund and American Funds proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You will be entitled to give instructions regarding the votes attributable to your Income Annuity in your sole discretion.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund, Met Investors Fund or American Funds that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

*   The shares for which voting instructions are received, and

*   The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

WHO SELLS THE INCOME ANNUITIES


All Income Annuities are sold through our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers, including affiliated registered broker-dealers. They also may be sold through the mail or over the Internet.


The licensed sales representatives and broker-dealers who sell the annuities may be compensated for these sales by commissions that we pay. There is no front-end sales load deducted from purchase payments to pay sales commissions. Distribution costs are recovered from the Separate Account charge. The commissions we pay range from 0% to 6% of purchase payments.

Our licensed sales representatives and their managers are eligible for various cash benefits, such as bonuses, insurance benefits and financial arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards. In addition, our licensed sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Income Annuities. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


An investment adviser or subadviser of a Portfolio or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Portfolios. The amount of this compensation is based on a percentage of assets of the Portfolios attributable to the Income Annuity and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50% of assets. Additionally, an investment adviser or sub-adviser of a portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or the affiliate) with increased access to persons involved with the distribution of the Contracts.


We pay American Funds Distributors, Inc., the principal underwriter for the American Funds, a percentage of all purchase payments allocated to the American Funds Growth Portfolio, the American Funds Growth-Income Portfolio and the American Funds Global Small Capitalization Portfolio for the services it provides in marketing these Portfolios' shares in connection with the Income Annuity.

                                            [SNOOPY AND WOODSTOCK SHAKE GRAPHIC]

FINANCIAL STATEMENTS


The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request.


YOUR SPOUSE'S RIGHTS

If you received your contract through a qualified retirement plan and your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Income Annuity may be subject to your spouse's rights.

If your benefit is worth $5,000 or less, your plan may provide for distribution of your entire interest in a lump sum without your spouse's consent.

For details or advice on how the law applies to your circumstances, consult your tax advisor or attorney.

WHEN WE CAN CANCEL YOUR DEFERRED
ANNUITY OR INCOME ANNUITY

We may not cancel your Income Annuity, except as described in the Withdrawal Option section of this Prospectus.

INCOME TAXES

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Consult your own tax adviser about your circumstances, any recent tax developments, and the impact of state income taxation. The SAI has additional tax information.

Where otherwise permitted under the Income Annuities, the transfer of ownership of an Income Annuity, the designation (or change in such a designation) of an annuitant, beneficiary or other payee who is not also an owner, the exchange of an Income Annuity, or the receipt of an Income Annuity in an exchange, may result in income tax and other tax consequences, including estate tax, gift tax and generation skipping transfer tax, that are not discussed in this Prospectus. Please consult your tax adviser.


MetLife does not expect to incur Federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

INCOME TAXES

Under current Federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

GENERAL

WITHDRAWALS

If you make a taxable withdrawal before age 59 1/2 you may incur a tax penalty.

When money is withdrawn from your contract (whether by you or your beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of:

*   annuity you purchase (e.g., Non-Qualified or IRA), and

*   pay-out option you elect.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA.


Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.



Generation-skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.



Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be


                                                            [PIGGY BANK GRAPHIC]
imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.



WITHDRAWALS BEFORE AGE 59 1/2

If you receive a taxable distribution from your contract before you reach age
59 1/2, this amount may be subject to a 10% penalty tax, in addition to ordinary income taxes.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:


                                                   Type of Contract
                                     ---------------------------------------------
                                                                         401(a)
                                                                         401(k)
                                                                         Keogh
                                                       Trad.             403(a)
                                                        IRA              403(b)
                                        Non            SIMPLE         Governmental
                                     Qualified          IRA*            457(b)**
                                     ---------         ------         ------------
In a series of substantially
equal payments made annually
(or more frequently) for life
or life expectancy (SEPP)                 x               x                   x(1)
After you die                             x               x                   x
After you become totally
disabled (as defined in the
Code)                                     x               x                   x
To pay deductible medical
expenses                                                  x                   x
To pay medical insurance
premiums if you are unemployed                            x
To pay for qualified higher education
expenses, or                                              x
For qualified first time home purchases up to
$10,000                                                   x
After separation from service
if you are over age 55 at the
time of separation                                                            x
After December 31, 1999 for IRS levies                    x                   x
Under certain immediate income
annuities providing for
substantially equal payments
over the "pay-out" period                 x
(1) You must also be separated from service
* For SIMPLE IRAs, the applicable penalty tax is 25% during the first two years of participation.
** Penalty tax only applies to the extent the withdrawal or distribution is applicable to eligible rollover distribution from an IRA or from an eligible retirement plan of an employer other than a governmental 457(b) plan.


                                                  [SNOOPY WITH TAX BILL GRAPHIC]
 54

INCOME OPTIONS FOR SUBSTANTIALLY EQUAL PERIODIC PAYMENTS (SEPP)

If you are considering selecting an income option for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with your tax adviser. It is not clear whether income payments will satisfy the SEPP exception.

If you receive systematic payments that you intend to qualify for the SEPP exception, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will generally result in the retroactive imposition of the 10% penalty with interest.

If you have not attained age 59 1/2 at the time of purchase and intend to use the Income Annuity to meet the substantially equal periodic payment exception to the 10% penalty tax, note that the exercise of the withdrawal option prior to the later of (a) your attaining age 59 1/2 or (b) five years after income payments had begun, will generally also result in the retroactive imposition of the 10% penalty tax (with interest) in addition to ordinary income tax on income payments previously received. In such cases, the taxable portion of the withdrawal, as well as the taxable portion of income payments received in the year of the withdrawal, will generally be subject to the 10% penalty tax in addition to ordinary income tax. In addition, if you are under age 59 1/2 when such payments are received, any future payments you receive will generally be subject to the 10% penalty tax. Consult your tax adviser.

NON-QUALIFIED ANNUITIES

* Purchase payments to Non-Qualified Contracts are on an "after-tax" basis, so you only pay income taxes on your earnings. Generally, these earnings are taxed when received from the Contract.


* Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.


* When a non-natural person owns a Non-Qualified Contract, the annuity will generally not be treated as an annuity for tax purposes and thus lose the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons. However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.

* Where the annuity is beneficially owned by a non-natural person and the annuity qualifies as such for Federal Income tax purposes, the entity may have a limited ability to deduct interest payments.

After-tax means that your purchase payments for your annuity do not reduce your taxable income or give you a tax deduction.

* In addition, certain immediate income annuities providing for substantially equal payments as defined under Section 72(u)(4) of the Code that are held by non-natural persons will be considered non-qualified annuities for Federal income tax purposes. It is unclear whether your income annuity will satisfy this test. Accordingly, non-natural persons should consult with their own tax advisors prior to purchase and prior to the exercise of any withdrawal feature.


DIVERSIFICATION

In order for your Non-Qualified Contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract holders of gains under their contract.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your annuity. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

     -- Possible taxation of reallocations between investment divisions and reallocations from/between an investment division to/and a fixed option.

     -- Possible taxation as if you were the owner of your portion of the Separate Account's assets.

     -- Possible limits on the number of funding options available or the frequency of reallocations among them.

INCOME PAYMENTS

Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:

*   A non-taxable return of your purchase payment; and

*   A taxable payment of earnings.


* Income payments and amount received on the exercise of a withdrawal or partial withdrawal option under your non-qualified Income Annuity may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for income payment or withdrawals, whichever is applicable.


* Additionally, if you are under age 59 1/2 at the time income payments commence and intend the income payments to constitute an exception to the 10% penalty tax, any attempt to


                                                      [WOODSTOCK FLYING GRAPHIC]
 56
    make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after income payments commence will generally invalidate the exception and subject you to additional penalties and interest.


The Internal Revenue Service (the "IRS") has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Income Option.

We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


If you die before the purchase payment is returned, the unreturned amount may be deductible on your final tax return or deductible by your beneficiary if income payments continue after your death or a lump sum is paid to your estate or your beneficiary.



If the amount of income payments received in any calendar year is less than the excludable amount applicable to the year, the excess is not allowable as a deduction. However, you may generally elect the year in which to begin to apply this excess ratably to increase the excludable amount attributable to future years. Consult your tax advisor as to the details and consequences of making such election. Also, consult your tax advisor as to the tax treatment of any unrecovered after-tax cost in the year that the Contract terminates.


EXERCISE OF WITHDRAWAL OPTION

If your Income Annuity has been purchased with a withdrawal option and is terminated as a result of the exercise of the withdrawal option, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax contributions.

For Non-Qualified Annuities, amounts received under the exercise of a partial withdrawal option may be fully includable in taxable income. The entire amount of the withdrawal could be treated as taxable income. Exercise of the withdrawal option may adversely impact the amount of subsequent payments which can be treated as a non-taxable return of investment.

AFTER DEATH

If you die before the annuity starting date, as defined under the income tax regulations, payment of your entire interest in the contract must be made within five years of the date of your death or payments must begin under a pay-out option allowed by the Code to your beneficiary within one year of the date of your death.

If you die on or after the annuity starting date, payments must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die before all purchase payments are returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

In the case of joint owners, the above rules will be applied on the death of any owner.

When the owner is not a natural person, these rules will be applied on the death (or change) of any annuitant.

After your death, if your designated beneficiary dies prior to electing a method for the payment of the death benefit, the only remaining interest in the Contract will be paid out in a lump sum. In all cases, such payments will be made within five years of the date of your death.

QUALIFIED ANNUITIES

GENERAL

Income payments are included in income except for the portion that represents a return of non-deductible purchase payments. This portion is generally determined based on a ratio of all non-deductible purchase payments to the total values of all your Traditional IRAs.

Your annuity is generally not forfeitable (e.g., not subject to claims of your creditors) and you may not transfer it to someone else.


The Income Annuity with appropriate tax endorsement has not yet been approved by the Internal Revenue Service for use with a Traditional IRA or SIMPLE IRA plan. Such approval is not required to constitute a valid Traditional IRA or SIMPLE IRA.


WITHDRAWALS AND INCOME PAYMENTS

We will withhold a portion of the taxable amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

MINIMUM DISTRIBUTION REQUIREMENTS


Generally, for Traditional and SIMPLE IRAs, you must begin receiving withdrawals by April 1 of the calendar year following the year in which you reach age
70 1/2.

Generally, for plans or arrangements other than IRAs, you must begin receiving withdrawals from your Contract by April 1 of the calendar year following the later of:

*   The year you turn age 70 1/2 or

* Provided you do not own 5% or more of your employer, and to the extent permitted by your plan and contract, the year you retire.

Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals, which should have been taken but were not.


In general, proposed regulations issued in 2002 and finalized in 2004, permit income payments to increase based not only with respect to the investment experience of the underlying funds but also with respect to actuarial gains. Actuarial gain is the "difference between actuarial assumptions used in pricing and actual experience with respect to those assumptions; or differences between actuarial assumptions used in pricing when the annuity was purchased and actuarial assumptions used in pricing at the time the actuarial gain is determined." Additionally, these proposed regulations permit payments under income annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.


If you intend to receive your minimum distributions which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult your tax advisor before selecting a pay-out option.

AFTER DEATH

The death benefit is generally taxable to the recipient in the same manner as if paid to the owner (under the rules for withdrawals or income payments, whichever is applicable).

Generally, if you die before required minimum distribution withdrawals have begun, we must make payment of your entire interest within five years after the year of your death.

If your spouse is your beneficiary, and, if your Contract permits, your spouse may delay the start of these payments until December 31 of the year in which you would have reached age 70 1/2.

If you die after required withdrawals begin, payments of your entire remaining interest must be made in a manner and over a period as provided by the Code (and any applicable regulations).


MANDATORY 20% WITHHOLDING


We are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for

Federal income taxes. We are not required to withhold this money if you direct us, the trustee or the custodian of the plan to directly rollover your "eligible rollover distribution" to a traditional IRA or another eligible retirement plan.

Generally, income payments made on or after the required beginning date (as previously discussed in "Minimum Distribution Requirements") are not eligible rollover distributions. Additionally, payments under certain types of income annuities are not treated as eligible rollover distributions. We or your qualified plan administrator will notify you (or your spousal beneficiary) if an income payment or death benefit is an eligible rollover distribution.

TABLE OF CONTENTS FOR THE STATEMENT OF
ADDITIONAL INFORMATION


                                                      PAGE
COVER PAGE.................... .....................     1
TABLE OF CONTENTS................. .................     1
INDEPENDENT AUDITORS............... ................     2
DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE
     INCOME ANNUITIES............... ...............     2
WITHDRAWAL PROCESSING FEE............. .............
EXPERIENCE FACTOR................. .................     2
VARIABLE INCOME PAYMENTS............. ..............     2
INVESTMENT MANAGEMENT FEES............ .............     6
ADVERTISEMENT OF THE SEPARATE ACCOUNT....... .......     8
VOTING RIGHTS................... ...................    11
ERISA....................... .......................     9
TAXES....................... .......................    12
FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT... ....   F-1
FINANCIAL STATEMENTS OF METLIFE.......... ..........  F-66


[PEANUTS GANG GRAPHIC]

APPENDIX

PREMIUM TAX TABLE

If you are a resident of one of the following jurisdictions, the percentage amount listed by the jurisdiction is the premium tax rate applicable to your Income Annuity.

                                         Keogh, 401(a),
                                         401(k), and
                         IRA Income      403(a)              Non-Qualified
                         Annuities(1)    Income Annuities    Income Annuities
California...........    0.5%(2)         0.5%                2.35%
Maine................    --              --                  2.0%
Nevada...............    --              --                  3.5%
Puerto Rico..........    1.0%            1.0%                1.0%
South Dakota.........    --              --                  1.25%
West Virginia........    1.0%            1.0%                1.0%
Wyoming..............    --              --                  1.0%

----------------

(1) PREMIUM TAX RATES APPLICABLE TO IRA INCOME ANNUITIES PURCHASED FOR USE IN CONNECTION WITH INDIVIDUAL RETIREMENT TRUST OR CUSTODIAL ACCOUNTS MEETING THE REQUIREMENTS OF SEC.408(a) OF THE CODE ARE INCLUDED UNDER THE COLUMN HEADED "IRA INCOME ANNUITIES."

(2) WITH RESPECT TO INCOME ANNUITIES PURCHASED FOR USE IN CONNECTION WITH INDIVIDUAL RETIREMENT TRUST OR CUSTODIAL ACCOUNTS MEETING REQUIREMENTS OF SEC.408(a) OF THE CODE, THE ANNUITY TAX RATE IN CALIFORNIA IS 2.35% INSTEAD OF 0.5%.

PEANUTS(C) UNITED FEATURE SYNDICATE, INC.

(C)2005 METROPOLITAN LIFE INSURANCE COMPANY


                                                         [LUCY'S TAXES GRAPHICS]
 62

                           REQUEST FOR A STATEMENT OF
                    ADDITIONAL INFORMATION/CHANGE OF ADDRESS

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the appropriate address below.


[ ] Metropolitan Life Separate Account E



[ ] Metropolitan Series Fund, Inc.



[ ] Met Investors Series Trust


[ ] American Funds Insurance Series

[ ] I have changed my address. My current address is:

-------------------------------
                                    Name -------------------------------
       (Contract Number)
                                 Address -------------------------------
-------------------------------          -------------------------------
          (Signature)                                                zip


Metropolitan Life Insurance Company
Attn: MetLife Personal IncomePlus
P.O. Box 14660
Lexington, KY 40512-4660

[METLIFE LOGO]


Metropolitan Life Insurance Company

Johnstown Office, 500 Schoolhouse Road
Johnstown, PA 15904-2914

                      METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E


                        METLIFE PERSONAL INCOME PLUS(SM)


                         GROUP INCOME ANNUITY CONTRACTS


                      STATEMENT OF ADDITIONAL INFORMATION
                               FORM N-4    PART B

                                  May 1, 2005



     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Personal IncomePlus(SM) Contracts and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, P.O. Box 740278, Atlanta, Georgia 30374.



     A Statement of Additional Information for the Metropolitan Series Fund, Inc., the Met Investors Series Trust ("Met Investors Fund") and the American Funds Insurance Series ("American Funds") are attached at the end of this Statement of Additional Information.



     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectuses for MetLife Personal IncomePlus(SM) Contracts dated May 1, 2005.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Independent Auditors........................................     2
Distribution of Certificates and Interests in the Income
  Annuities.................................................     2
Withdrawal Processing Fee...................................     2
Experience Factor...........................................     2
Variable Income Payments....................................     2
Investment Management Fees..................................     4
Advertisement of the Separate Account.......................     7
Voting Rights...............................................     8
ERISA.......................................................     9
Taxes.......................................................     9
Annuity Unit Values Tables..................................    13
Financial Statements of the Separate Account................   F-1
Financial Statements of MetLife.............................  F-66

INDEPENDENT AUDITORS


     To be filed by amendment.



DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITIES


     MetLife is both the depositor and the underwriter (issuer) of the annuities.


     The certificates and interests in the Income Annuities are sold through individuals who are licensed life insurance sales representatives of MetLife. MetLife is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. They also are sold through other registered broker-dealers, including affiliated broker-dealers. They may be sold through the mail. They may also be sold over the Internet.



     The offering of all Income Annuities is continuous. Owners and participants under the Income Annuities may not be offered all investment choices. Each contract will indicate those investment choices available under the Income Annuity.



WITHDRAWAL PROCESSING FEE



     The total amount of this fee paid to and retained by MetLife for the years
2003 and 2004 were $       and        , respectively.


EXPERIENCE FACTOR


     We use the term "experience factor" to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the Valuation Period not to exceed .000025905 (the daily equivalent of an effective annual rate of 0.95%) for the Income Annuities.


VARIABLE INCOME PAYMENTS

     "Variable income payments" include variable income payments made under the various Income Annuities.

ASSUMED INVESTMENT RETURN (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 3% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

AMOUNT OF INCOME PAYMENTS

     The cash you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.


     The Income Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains fixed for the duration of the contract (if no reallocations or withdrawals are made).


     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and Separate Account charges.


ANNUITY UNIT VALUE



     The Annuity Unit Value is calculated and is based on the change in investment performance in the Separate Account. (See "The Value of Your Income Payment" in the Prospectus.)



CALCULATING THE ANNUITY UNIT VALUE


     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and reallocations are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying Portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

     To calculate an Annuity Unit Value, we first adjust the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value. The following page contains an example of this calculation for an AIR of 3% and an one day Valuation Period. (Subject to the laws of your state, the AIR may be in the range of 3% to 6%. The exact value of your AIR is defined in your Income Annuity).

     The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments upon annuitization.


     ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE FOR METLIFE PERSONAL
                                 INCOMEPLUS(SM)


 1. Annuity Unit Value, beginning of period.................  $       10.20

 2. "Experience factor" for period..........................       1.023558

 3. Daily adjustment for 3% Assumed Investment Return.......     0.99991902

 4. (2) X (3)...............................................       1.023475

 5. Annuity Unit Value, end of period (1) X (4).............  $       10.44

                        ILLUSTRATION OF ANNUITY PAYMENTS
 (ASSUMES THE FIRST MONTHLY PAYMENT IS MADE WITHIN 10 DAYS OF THE ISSUE DATE OF
                              THE INCOME ANNUITY)
          Annuitant age 65, Life Annuity with 120 Payments Guaranteed


 1. Purchase Payment........................................    $25,000.00

 2. First monthly income payment per $1,000.................    $     5.52

 3. First monthly income payment (1) X (2) / 1,000..........    $   138.00

 4. Assume Annuity Unit Value as of the date Purchase
    Payment and all other information received in good order
    equal to (see Illustration of Calculation of Annuity
    Unit Value above for example)...........................    $    10.80

 5. Number of Annuity Units (3) / (4).......................      12.77778

 6. Assume Annuity Unit Value for the second month equal to
    (10 days prior to payment)..............................    $    10.97

 7. Second monthly Annuity Payment (5) X (6)................    $   140.17

8. Assume Annuity Unit Value for third month equal to.......    $    10.53

9. Next monthly Annuity Payment (5) X (8)...................    $   134.55


DETERMINING THE VARIABLE INCOME PAYMENT

     Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. AIR is the rate used to determine the first variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the first variable income payment will be. Subsequent variable income payments will increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly as changes occur in the investment performance of the investment divisions.

INVESTMENT MANAGEMENT FEES

METLIFE ADVISERS

     Each of the currently available Metropolitan Fund Portfolios pays MetLife Advisers, the investment adviser of the Metropolitan Fund an investment management fee.

     The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio:


                                                             ANNUAL
                                     AVERAGE DAILY NET     PERCENTAGE
            PORTFOLIO                ASSET VALUE LEVELS       RATE
            ---------              ----------------------  ----------
BlackRock Investment Trust         1st $500 Million         0.55%
                                   next $500 million        0.50%
                                   over $1 billion          0.45%
BlackRock Diversified              1st $500 million         0.50%
                                   next $500 million        0.45%
                                   over $1 billion          0.40%
BlackRock                          1st $500 million         0.75%
  Aggressive Growth                next $500 million        0.70%
                                   over $1 billion          0.65%
Jennison Growth                    1st $500 million         0.80%
                                   next $500 million        0.75%
                                   over $1 billion          0.70%
BlackRock Strategic Value          1st $500 million         0.85%
                                   next $500 million        0.80%
                                   over $1 billion          0.75%
FI International Stock             1st $500 million         0.86%
                                   next $500 million        0.80%
                                   over $1 billion          0.75%
T. Rowe Price Small Cap Growth     1st $100 million         0.55%
                                   next $300 million        0.50%
                                   over $400 million        0.45%
T. Rowe Price Large Cap Growth     1st $50 million          0.70%
                                   over $50 million         0.60%
FI Mid Cap Opportunities           1st $100 million         0.75%
                                   next $400 million        0.70%
                                   over $500 million        0.65%
Oppenheimer Global Equity          1st $50 million          0.90%
                                   next $50 million         0.55%
                                   next $400 million        0.50%
                                   over $500 million        0.475%
Harris Oakmark Large Cap Value     1st $250 million         0.75%
                                   over $250 million        0.70%
Neuberger Berman                   1st $100 million         0.70%
  Mid Cap Value                    next $250 million        0.675%
                                   next $500 million        0.65%
                                   next $750 million        0.625%
                                   over $1.6 billion        0.60%
Franklin Templeton Small Cap       1st $500 million         0.90%
  Growth                           over $500 million        0.85%
MetLife Stock Index                All Assets               0.25%
Lehman Brothers(R) Aggregate       All Assets               0.25%
  Bond Index
Russell 2000(R) Index              All Assets               0.25%
Morgan Stanley EAFE(R) Index       All Assets               0.30%
MetLife Mid Cap Stock Index        All Assets               0.25%
BlackRock Large                    1st $250 million         0.70%
  Cap Value                        next $500 million        0.65%
                                   over $750 million        0.60%
Loomis Sayles Small Cap            the first $500 million   0.90%
                                   amounts in excess of     0.85%
                                   $500 million



                                                             ANNUAL
                                     AVERAGE DAILY NET     PERCENTAGE
            PORTFOLIO                ASSET VALUE LEVELS       RATE
            ---------              ----------------------  ----------
Harris Oakmark Focused Value       for the first $1         0.75%
                                   billion                  0.70%
                                   for amounts over $1
                                   billion
Davis Venture Value                for the first $1         0.75%
                                   billion and
                                   for amounts over $1      0.70%
                                   billion
Salomon Brothers Strategic         all assets               0.65%
  Opportunities Bond
Salomon Brothers U.S. Government   all assets               0.55%
MFS Investors Trust                all assets               0.75%
MFS Total Return                   all assets               0.50%
BlackRock Bond Income              first $1 billion         0.40%
                                   next $1 billion          0.35%
                                   next $1 billion          0.30%
                                   over $3 billion          0.25%
FI Value Leaders                   for the first $200       0.70%
                                   million
                                   for the next $300        0.65%
                                   million
                                   for the next $1.5        0.60%
                                   billion and
                                   for amounts over $2      0.55%
                                   billion
BlackRock Legacy Large Cap Growth  for the first $1         0.73%
                                   billion
                                   for amounts over $1      0.65%
                                   billion
MetLife Conservative Allocation
MetLife Conservative to Moderate
  Allocation
MetLife Moderate Allocation
MetLife Moderate to Aggressive
  Allocation
MetLife Aggressive Allocation


     MetLife Advisers pays the following entities for providing services as sub adviser of the Metropolitan Fund portfolio(s) indicated below. These fees are solely the responsibility of MetLife Advisers.


     SUB-INVESTMENT MANAGER                 PORTFOLIO(S)
     ----------------------                 ------------
Metropolitan Life Insurance       MetLife Stock Index
  Company                         Lehman Brothers(R) Aggregate
                                    Bond Index
                                  Russell 2000(R) Index
                                  Morgan Stanley EAFE(R) Index
                                  MetLife Mid Cap Stock Index
                                  MetLife Conservative Allocation
                                  MetLife Conservative to
                                    Moderate Allocation
                                  MetLife Moderate Allocation
                                  MetLife Moderate to Aggressive
                                    Allocation
                                  MetLife Aggressive Allocation

     SUB-INVESTMENT MANAGER                 PORTFOLIO(S)
     ----------------------                 ------------
BlackRock Advisors, Inc.          BlackRock Diversified
                                  BlackRock Investment Trust
                                  BlackRock Bond Income
                                  BlackRock Aggressive Growth
                                  BlackRock Strategic Value
                                  BlackRock Large Cap Value
                                  BlackRock Legacy
                                    Large Cap Growth
Jennison Associates LLC           Jennison Growth
T. Rowe Price Associates, Inc.    T. Rowe Price Small Cap Growth
                                  T. Rowe Price Large Cap Growth
Oppenheimer Funds, Inc.           Oppenheimer Global Equity
Harris Associates, L.P.           Harris Oakmark Large Cap Value
                                  Harris Oakmark Focused Value
Neuberger Berman Management       Neuberger Berman Mid Cap Value
  Incorporated
Franklin Advisers, Inc.           Franklin Templeton Small Cap
                                    Growth
Salomon Brothers Asset            Salomon Brothers U.S.
  Management Inc                    Government
                                  Salomon Brothers Strategic
                                    Opportunities Bond
Massachusetts Financial Services  MFS Investors Trust
  Company                         MFS Total Return
Davis Selected Advisers           Davis Venture Value
Loomis Sayles, & Company, L.P.    Loomis Sayles Small Cap
Fidelity Management & Research    FI Value Leaders
  Company                         FI Mid Cap Opportunities
                                  FI International Stock


------------------


MET INVESTORS ADVISORY LLC


     Met Investors Advisory LLC, the investment manager of Met Investors Fund, has overall responsibility for the general management and administration of all of Met Investors Fund Portfolios. Met Investors Advisory LLC is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company.

     As compensation for its services to the Met Investor Fund Portfolios, Met Investors Advisory LLC receives monthly compensation at an annual rate of a percentage of the average daily net assets of each Portfolio. The investment management fees for each Portfolio are:


         PORTFOLIO                       ADVISORY FEE
         ---------                       ------------
PIMCO Total Return Portfolio  0.50%
RCM Global Technology         0.95%
  Portfolio
T. Rowe Price Mid-Cap Growth  0.75%
  Portfolio
MFS Research International    0.80% of first $200 million of
  Portfolio                   such assets plus
                              0.75% of such assets over $300
                              million up to $500 million plus
                              0.70% of such assets over $500
                              million up to $1 billion plus
                              0.65% of such assets over $1
                              billion



         PORTFOLIO                       ADVISORY FEE
         ---------                       ------------
Lord Abbett Bond Debenture    0.60% of first $500 million
  Portfolio                   0.55% of such assets over $500
                              million
Met/AIM Mid Cap Core Equity   0.75% of first $150 million
  Portfolio                   0.70% of such assets over $150
                              million
Met/AIM Small Cap Growth      0.90%
  Portfolio
Harris Oakmark International  0.85% of first $500 million
  Portfolio                   0.80% of such assets over $500
                              million
Janus Aggressive Growth       0.80% of first $100 million of
  Portfolio                   such assets plus
                              0.75% of such assets over $400
                              million up to $500 million plus
                              0.70% of such assets over $500
                              million
Neuberger Berman Real Estate  0.70% of first $200 million of
  Portfolio                   such assets plus
                              0.65% of such assets over $200
                              million up to $750 million plus
                              0.55% of such assets over $750
                              million
Oppenheimer Capital           0.65% of first $150 million of
  Appreciation Portfolio      such assets plus
                              0.625% of such assets over $150
                              million up to $300 million plus
                              0.60% of such assets over $300
                              million up to $500 million plus
                              0.55% of such assets over $500
                              million


     Met Investors Advisory LLC pays each Met Investors Fund Portfolio's investment advisers a fee based on the Portfolio's average daily net assets. These fees are solely the responsibility of Met Investors Advisory LLC.


     Massachusetts Financial Services Company is the investment adviser to the MFS Research International Portfolio. Pacific Investment Management Company LLC is the investment adviser to PIMCO Total Return Portfolio. Lord Abbett & Co. LLC is the investment adviser to the Lord Abbett Bond Debenture Portfolio. A I M Capital Management, Inc. is the investment adviser to the Met/AIM Mid Cap Core Equity and the Met/AIM Small Cap Growth Portfolios. Harris Associates L.P. is the investment adviser to the Harris Oakmark International Portfolio. T. Rowe Price Associates, Inc. is the investment adviser to the T. Rowe Price Mid-Cap Growth Portfolio. Janus Capital Management LLC is the investment adviser to the Janus Aggressive Growth Portfolio. Neuberger Berman Management Inc is the investment adviser to the Neuberger Berman Real Estate Portfolio. RCM Capital Management LLC is the investment adviser to the RCM Global Technology Portfolio. OppenheimerFunds, Inc. is the investment adviser to the Oppenheimer Capital Appreciation Portfolio.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

     As compensation for its services, the American Funds pays Capital Research and Management Company, the American Funds investment adviser, a monthly fee which is accrued daily, calculated at the annual rate of:

     American Funds Global Small Capitalization Fund: .80% of the first $600 million of net assets, plus 0.74% on net assets in excess of $600 million;

     American Funds Growth Fund: 0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.0 billion, plus 0.42% on net assets greater than $1.0 billion but not exceeding $2.0 billion, plus 0.37% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.35% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.33% on net assets greater than $5.0 billion but not exceeding $8.0 billion, plus 0.315% on net assets greater than $8.0 billion but not exceeding $13.0 billion, plus 0.30% on net assets in excess of $13.0 billion.

     American Funds Growth-Income Fund: 0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.5 billion, plus 0.40% on net assets greater than $1.5 billion but not exceeding $2.5 billion, plus 0.32% on net assets greater than $2.5 billion but not exceeding $4.0 billion, plus 0.285% on net assets greater than $4.0 billion but not exceeding $6.5 billion, plus 0.256% on net assets greater than $6.5 billion but not exceeding $10.5 billion, plus 0.242% on net assets in excess of $10.5 billion;


     The Metropolitan Fund, the Met Investors Fund and the American Funds are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund, the Met Investors Fund and the American Funds prospectuses are attached at the end of this prospectus. The SAIs are available upon request.


ADVERTISEMENT OF THE SEPARATE ACCOUNT


     From time to time we advertise the performance of various Separate Account investment divisions. The performance will be stated in terms of either yield, "change in Annuity Unit Value" or "average annual total return" or some combination of the foregoing. Yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to this formula 2 [((a-b)--(c d ) + 1)(6) - 1], where "a" represents dividends and interest earned during the period; "b" represents expenses accrued for the period (net of reimbursements); "c" represents the average daily number of shares outstanding during the period that were entitled to receive dividends; and "d" represents the maximum offering price per share on the last day of the period. Change in Annuity Unit Value ("Non-Standard Performance") refers to the comparison between values of annuity units over specified periods in which an investment division has been in operation, expressed as a percentage and may also be expressed as an annualized figure. In addition, change in Annuity Unit Value may be used to illustrate performance for a hypothetical investment (such as $10,000) over the time period specified. Average annual total return (also known as annualized change in annuity value) calculations ("Standard Performance") differs from the change in Annuity Unit Value because it assumes a steady rate of return and reflects all expenses. Average annual total return is calculated by finding the average annual compounded rates of return over the 1-, 5-, and 10-year periods that would equate the initial amount invested to the ending redeemable value, according to this formula P(1+T)(n)=ERV, where "P" represents a hypothetical initial payment of $1,000; "T" represents average annual total return; "n" represents number of years; and "ERV" represents ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year period (or fractional portion). Performance figures will vary as a result of different AIRs since the investment division inception date, which is the date the corresponding portfolio or predecessor portfolio was first offered under the separate account that funds the Income Annuity.


     These presentations for the Income Annuities reflect a 3% benchmark AIR.


     Performance may be calculated based upon historical performance of the underlying performance portfolios of the Metropolitan Fund, Met Investors Fund and American Funds. After the inception date, actual annuity unit value data is used.


     Historical performance information should not be relied on as a guarantee of future performance results.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Mid Cap 400 Index, the Standard & Poor's Small Cap 600 Index, the Russell 2000(R) Index, the Russell Mid Cap Growth Index, the Russell 2500(TM) Growth Index, the Russell 2000(R) Growth Index, the Russell 2000(R) Value Index, the Russell 1000 Growth Index, the Lehman Brothers(R) Aggregate Bond Index, the Lehman Brothers Intermediate Bond Index, the Lehman Brothers(R) Government/Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index, the Salomon Smith Barney World Small Cap Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.


     We may state performance for the investment divisions of the Income Annuities which reflect deduction of the Separate Account charge and investment-related charge, when accompanied by the annualized change in annuity unit value.


     Past performance is no guarantee of future results.


     We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the historical annuity unit values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum Separate Account charge and the investment-related charge. If the presentation is for an individual, we may also provide a presentation that reflects the applicable Separate Account charge, as well as the annuity unit values and the investment-related charge.



     We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical annuity unit values.


     Historical performance information should not be relied on as a guarantee of future performance results.


     We may also demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, hypothetical annuity unit values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum Separate Account charge and the average of investment-related charges for all Portfolios to depict investment-related charges. If the presentation is for an individual, we may also provide a presentation that reflects the applicable Separate Account charge, as well as the annuity unit values and the investment-related charge.


     An illustration should not be replied upon as a guarantee of future results.

VOTING RIGHTS


     In accordance with our view of the present applicable law, we will vote the shares of each of the Portfolios held by the Separate Account (which are deemed attributable to the Income Annuities described in the Prospectus) at regular and special meetings of the shareholders of the Portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Portfolios in our own right, we may elect to do so.



     Accordingly, you have voting interests under the Income Annuities described in the Prospectus. The number of shares held in each Separate Account investment division deemed attributable to you is determined by dividing the value of annuity units attributable to you in that investment division, if any, by the net asset value of one share in the Portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.



     Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuities (including the Income Annuities described in the Prospectuses) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instructions are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and
(ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.


     Qualified retirement plans that do not have voting interests through life insurance or annuity contracts do not vote these interests based upon the number of shares held in the Separate Account investment division deemed attributable to those qualified retirement plans. Shares are held by the plans themselves and are voted directly; the instruction process does not apply.



     You will be entitled to give instructions regarding the votes attributable to your Income Annuity, in your sole discretion.



     You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.


DISREGARDING VOTING INSTRUCTIONS


     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment adviser or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's, Met Investors Fund's or American Fund's boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.


     In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

ERISA

     If your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Deferred Annuity or Income Annuity may be subject to your spouse's rights as described below.

     Generally, the spouse must give qualified consent whenever you elect to:

          a. choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any); or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);

          b. make certain withdrawals under plans for which a qualified consent is required;

          c. name someone other than the spouse as your beneficiary;

          d. use your accrued benefit as security for a loan exceeding $5,000.

     Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of a QJSA generally must be executed during the 90-day period ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits commence, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. The qualified consent to waive the QPSA benefit and the beneficiary designation must be made in writing that acknowledges the designated beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the QPSA ends on the date of your death.

     If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

TAXES

GENERAL

     Federal tax laws are complex and are subject to frequent change as well as to judicial and administrative interpretation. The following is a general summary intended to point out what we believe to be some general rules and principles, and not to give specific tax or legal advice. Failure to comply with the law may result in significant adverse tax consequences and penalties. For details or for advice on how the law applies to your individual circumstances, consult your tax advisor or attorney. You may also get information from the Internal Revenue Service.


     In the opinion of our attorneys, the Separate Account and its operations will be treated as part of MetLife, and not taxed separately. We are taxed as a life insurance company. Thus, although the Income Annuities allow us to charge the Separate Account with any taxes or reserves for taxes attributable to it, we do not expect that under current law we will do so.


INVESTOR CONTROL

     In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying separate account assets.


INCOME ANNUITIES



     Generally, a purchase payment under a Qualified Income Annuity will be made on a before tax basis. This does not include purchase payment under:



-  Non-Qualified Income Annuity



and a purchase payment consisting of non-deductible amounts from a:



-  IRA



     This means that the purchase payment is not subject to current income tax. To the extent a purchase payment to your Income Annuity was not subject to Federal income tax, withdrawals and distributions will be subject to Federal income taxes. Earnings under your Income Annuity are generally subject to income tax when distributed.



     Earnings under the Non-Qualified Income Annuity, are normally not taxed until withdrawn, if you, as the owner, are an individual. Thus, that portion of any withdrawal that represents income is taxed when you receive it, but that portion that represents purchase payments is not, to the extent previously taxed. Withdrawals of your purchase payment are generally not subject to income tax.



     Please note that the purchase of the withdrawal option may not be appropriate under certain deferred compensation or severance arrangements of an employer (including eligible Section 457(b) plans of tax-exempt employers). The mere availability of such a benefit may result in the immediate taxation to the employee of the entire benefit. Additionally, the withdrawal feature may not be appropriate under defined benefit plans.



     You may be subject to a penalty tax if a withdrawal is made before age 59 1/2 for both the Qualified and Non-Qualified Income Annuity.



     Generally, the Non-Qualified Income Annuity is issued on an "after-tax basis" so that making a purchase payment does not reduce the taxes you pay. That portion of any income payment that represents income is taxed when you receive it, but that portion that represents the purchase payment is a nontaxable return of principal. The IRS has not specifically approved the use of an exclusion ratio or recovery amount with respect to a variable income annuity where reallocations are permitted between funding options or between a funding option and a guaranteed interest option. At the present time MetLife intends to report the taxable income payments made to you under general tax principles for variable annuities using an excludable amount for each payment based upon your purchase payment (reduced by any refund or guarantee feature as required by Federal tax law) made to provide the income annuity divided by the expected number of payments.



     Under some circumstances, the Qualified Income Annuity purchase payment consists of non-deductible amounts from an IRA and deductible amounts from an IRA. Taxation of withdrawals and distributions depends on whether or not you or the owner were entitled to deduct or exclude the purchase payments from income in compliance with the Code.


     If you have not attained age 59 1/2 at the time of purchase and intend to use the Income Annuity to meet the substantially equal periodic payment exception to the 10% penalty tax, note that the exercise of either withdrawal feature prior to the later of (a) your attaining age 59 1/2 or (b) five years after income payments had begun, will generally also result in the retroactive imposition of the 10% penalty tax (with interest) in addition to ordinary income tax on income payments previously received. In such cases, the taxable portion of the withdrawal, as well as the taxable portion of income payments received in the year of the withdrawal, will generally be subject to the 10% penalty tax in addition to ordinary income tax. In addition, if you are under age 59 1/2 when such payments are received, any future payments you receive will generally be subject to the 10% penalty tax. Consult your tax adviser.

PURCHASE PAYMENT



     The Non-Qualified Contract will only accept as a single deposit an after-tax purchase payment that may consist in full or in part of a Section 1035 tax-free exchange. However, we reserve the right to refuse to accept any amount (e.g., the transfer of a partial exchange 1035 exchange) if it would result in our inability to administer the contract properly in accordance with Federal income tax rules. For example, we may refuse to accept a partial 1035 transfer from another non-qualified annuity contract or a partial annuitization of a deferred annuity contract where aggregation of the income annuity and the remaining transferor contract is required for Federal income tax reporting purposes.



     The Qualified (Traditional IRA/SEP) contract is intended to be used as an IRA rollover annuity and will accept as a single purchase payment (a) a transfer or rollover from another traditional IRA, or a rollover from an eligible retirement plan of an employer (i.e, a 401(a), 403(a), 403(b) or governmental 457(b) plan). It will also accept a rollover or transfer from a SIMPLE IRA after the taxpayer has participated in such arrangement for at least two years.



     For income annuities established as annuitizations of SIMPLE IRAs, the Contract will only accept a single purchase payment consisting of a transfer or rollover from another Simple IRA. For income annuities established in accordance with a distribution option under a retirement plan of an employer (e.g., 401(a), 403(a), 403(b) or 457(b) plan), the Contract will only accept as its single purchase payment a transfer from such employer retirement plan.



INCOME PAYMENTS--NON-QUALIFIED INCOME ANNUITY


     Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:
            -- A non-taxable return of your purchase payment; and -- A taxable payment of earnings.


     The IRS has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Income Option.


     We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


     If the amount of income payments received in any calendar year is less than the exclusion amount applicable to the year, the excess is not allowable as a deduction. However, you may generally elect the year in which to begin to apply this excess ratably to increase the excludable amount attributable to future years. Consult your tax advisor as to the details and consequences of making such election. Also, consult your tax advisor as to the tax treatment of any unrecovered after-tax cost in the year that the Contract terminates.


EXERCISE OF WITHDRAWAL OPTION


     If your Income Annuity contract has been purchased with a withdrawal option and is terminated as a result of the exercise of the withdrawal option, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax purchase payment.


     It is uncertain how amounts received under the exercise of a partial withdrawal option are taxed. It is conceivable that the entire amount of the withdrawal could be treated as taxable income. Exercise of the withdrawal option may adversely impact the amount of subsequent payments which can be treated as a non-taxable return of investment.


MINIMUM DISTRIBUTION REQUIREMENTS



     Please be advised that new proposed tax regulations were issued regarding required minimum distributions in April 2002 and finalized in 2004. These rules are generally effective for the 2003 distribution year. A 10% tax penalty applies to certain taxable withdrawals from the Income Annuities before you are age 59 1/2. Under a SIMPLE IRA, the tax penalty is increased to 25% for withdrawals during the first two years of an employee's participation in the SIMPLE IRA.



     Your entire interest in the Income Annuity must be withdrawn or begun to be withdrawn generally by April 1 of the calendar year following the year in which you reach age 70 1/2 and a tax penalty of 50% applies to withdrawals which should have been made but were not. Specific rules apply to the timing and calculation of these withdrawals. Other rules apply to how rapidly withdrawals must be made after your death.



     In general, the purchase of a Income Annuity will meet minimum distribution requirements under the tax law where the payments are non-increasing, made at least annually, and are payable over your lifetime (or a period not exceeding your life expectancy), or over the joint lives of you and the designated beneficiary (or over a period not exceeding the life expectancies of you and the designated beneficiary).


     Under final regulations, distributions under an income annuity will not be found to be increasing merely because the amount of the payments vary with the investment performance of the underlying assets. It is not clear whether certain payments under an Income Annuity will satisfy minimum distribution rules.



     In general, new proposed regulations issued in 2002 and finalized in 2004, permit income payments to increase based not only with respect to the investment experience of the underlying funds but also with respect to actuarial gains. Actuarial gain is the "difference between actuarial assumptions used in pricing and actual experience with respect to those assumptions; or differences between actuarial assumptions used in pricing when the annuity was purchased and actuarial assumptions used in pricing at the time the actuarial gain is determined." Additionally, these proposed regulations permit payments under income annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.



     If you intend to choose the Qualified Income Annuity which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax.



     The rules for minimum distribution are very complex and you should consult your own tax advisor as to their applicability to the Qualified Income Annuity and the tax consequences of reallocating money between investment divisions or between investment divisions and the Fixed Interest Option.



     If your benefit under a plan subject to the Retirement Equity Act (REA) is worth more than $5,000, the Code requires that your Income Annuity protect your spouse if you die before your receive any income payments under the Income Annuity or if you die while income payments are being made. If your Income Annuity is subject to the REA, your spouse has certain rights which may be waived with the written consent of your spouse. Waiving these requirements will cause your initial monthly benefit to increase.



     If your purchase payment consists of both deductible and non-deductible amounts, the portion of the withdrawal attributable to non-deductible contributions (but not the earnings on them) is a nontaxable return of principal, which is not subject to the 10% tax penalty. You must keep track of which contributions were deductible and which weren't, and make annual reports to the IRS if non-deductible contributions were made.



     Non-Qualified Income Annuity. Tax on income earned under the Non-Qualified Income Annuity is generally deferred until it is withdrawn only if you as owner of the Income Annuity are an individual (or are treatable as a natural person under certain other circumstances specified by the Code). The following discussion assumes that this is the case.



     Non-Qualified Income Annuities. The following discussion assumes that you are an individual (or are treated as a natural person under certain other circumstances specified by the Code). Income payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each income payment is a non-taxable return of your purchase payment and how much is a taxable payment of earnings. Generally, once the total amount treated as a return of your purchase payment equals the amount of such purchase payment (reduced by any refund or guarantee feature as required by Federal tax law), all remaining income payments are fully taxable. If you die before the purchase payment is returned, the unreturned amount may be deductible on your final income tax return or deductible by your beneficiary if income payments continue after your death. We will tell the purchaser of an Income Annuity what your purchase payment was and how much of each income payment is a non-taxable return of your purchase payment.



  Diversification


     In order for your Non-Qualified Contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the Contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to Contract owners of gains under their Contract.

  Changes to tax rules and interpretations

     Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:


-  Possible taxation of reallocations between investment divisions.


- Possible taxation as if you were the owner of your portion of the Separate Account's assets.

- Possible limits on the number of funding options available or the frequency of transfers among them.

ANNUITY UNIT VALUES TABLES FOR METLIFE PERSONAL INCOMEPLUS(SM) ANNUITY CONTRACTS


     These tables show Annuity Unit Values for Income Annuities with Separate Account charges other than the maximum guaranteed Separate Account charge of ..95% with an AIR of 3% and the minimum Separate Account charge of .75% with an AIR of 3% (which are in the prospectus) for each investment division from year end to year end. The information in these tables has been derived from the Separate Account's full financial statements or other reports (such as the annual report).



                                                    TABLE A
                                     4% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004     $10.64       $
                                                              2003      10.61        10.64             0
PIMCO Total Return Division (a)                               2004      10.70
                                                              2003      10.64        10.70             0
Salomon Brothers U.S. Government Division (a)                 2004      10.07
                                                              2003      10.06        10.07             0
BlackRock Bond Income Division (a)                            2004      12.54
                                                              2003      12.46        12.54             0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004      11.25
                                                              2003      11.09        11.25             0
BlackRock Diversified Division (a)                            2004      14.09
                                                              2003      13.48        14.09             0
Lord Abbett Bond Debenture Division (a)                       2004       9.82
                                                              2003       9.51         9.82             0
American Funds Growth-Income Division (a)                     2004       9.26
                                                              2003       8.60         9.26             0
MetLife Stock Index Division (a)                              2004      18.06
                                                              2003      16.85        18.06             0
MFS Investors Trust Division (a)                              2004       7.65
                                                              2003       7.20         7.65             0
BlackRock Investment Trust Division (a)                       2004      14.97
                                                              2003      14.00        14.97             0
Davis Venture Value Division (a)                              2004       8.42
                                                              2003       7.78         8.42             0
Harris Oakmark Large Cap Value Division (a)                   2004      10.11
                                                              2003       9.46        10.11             0
American Funds Growth Division (a)                            2004       7.79
                                                              2003       7.35         7.79             0
Janus Aggressive Growth Division (a)                          2004       6.20
                                                              2003       5.87         6.20             0
Met/Putnam Voyager Division (a)(c)                            2004       3.88
                                                              2003       3.74         3.88             0
T. Rowe Price Large Cap Growth Division (a)                   2004       9.44
                                                              2003       8.78         9.44             0
MetLife Mid Cap Stock Index Division (a)                      2004      10.23
                                                              2003       9.61        10.23             0
Harris Oakmark Focused Value Division (a)                     2004      11.98
                                                              2003      10.95        11.98             0
Neuberger Berman Mid Cap Value Division (a)                   2004      15.18
                                                              2003      14.06        15.18             0
FI Mid Cap Opportunities Division (a)                         2004      11.58
                                                              2003      11.06        11.58             0
BlackRock Aggressive Growth Division (a)                      2004      10.24
                                                              2003       9.73        10.24             0
T. Rowe Price Mid-Cap Growth Division (a)                     2004       5.73
                                                              2003       5.39         5.73             0

                                                    TABLE A
                                     4% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Loomis Sayles Small Cap Division (a)                          2004     $ 8.20       $
                                                              2003       7.87         8.20             0
Russell 2000(R) Index Division (a)                            2004      11.36
                                                              2003      10.59        11.36             0
BlackRock Strategic Value Division (a)                        2004      14.25
                                                              2003      12.68        14.25             0
Franklin Templeton Small Cap Growth Division (a)              2004       8.16
                                                              2003       7.53         8.16             0
T. Rowe Price Small Cap Growth Division (a)                   2004       9.63
                                                              2003       9.16         9.63             0
RCM Global Technology Division (a)                            2004       5.14
                                                              2003       4.92         5.14             0
Oppenheimer Global Equity Division (a)                        2004      10.32
                                                              2003       9.52        10.32             0
MFS Research International Division (a)                       2004       9.04
                                                              2003       8.29         9.04             0
Morgan Stanley EAFE(R) Index Division (a)                     2004       8.07
                                                              2003       7.36         8.07             0
FI International Stock Division (a)                           2004       6.47
                                                              2003       5.99         6.47             0
American Funds Global Small Capitalization Division (a)       2004      10.03
                                                              2003       9.38        10.03             0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004

                                                    TABLE B
                                     5% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004     $10.36       $
                                                              2003      10.34        10.36             0
PIMCO Total Return Division (a)                               2004      10.04
                                                              2003      10.01        10.04             0
Salomon Brothers U.S. Government Division (a)                 2004      10.00
                                                              2003      10.01        10.00             0
BlackRock Bond Income Division (a)                            2004      10.23
                                                              2003      10.18        10.23             0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004      10.12
                                                              2003       9.99        10.12             0
BlackRock Diversified Division (a)                            2004       7.75
                                                              2003       7.43         7.75             0
Lord Abbett Bond Debenture Division (a)                       2004      10.63
                                                              2003      10.32        10.63             0
American Funds Growth-Income Division (a)                     2004      10.54
                                                              2003       9.81        10.54             0
MetLife Stock Index Division (a)                              2004       6.40
                                                              2003       5.97         6.40             0
MFS Investors Trust Division (a)                              2004      10.49
                                                              2003       9.88        10.49             0
BlackRock Investment Trust Division (a)                       2004       6.02
                                                              2003       5.63         6.02             0
Davis Venture Value Division (a)                              2004       8.14
                                                              2003       7.54         8.14             0
Harris Oakmark Large Cap Value Division (a)                   2004       9.01
                                                              2003       8.45         9.01             0
American Funds Growth Division (a)                            2004      10.38
                                                              2003       9.80        10.38             0
Janus Aggressive Growth Division (a)                          2004      10.31
                                                              2003       9.78        10.31             0
Met/Putnam Voyager Division (a)(c)                            2004       3.75
                                                              2003       3.62         3.75             0
T. Rowe Price Large Cap Growth Division (a)                   2004       7.62
                                                              2003       7.10         7.62             0
MetLife Mid Cap Stock Index Division (a)                      2004       9.89
                                                              2003       9.31         9.89             0
Harris Oakmark Focused Value Division (a)                     2004      10.77
                                                              2003       9.86        10.77             0
Neuberger Berman Mid Cap Value Division (a)                   2004      10.58
                                                              2003       9.82        10.58             0
FI Mid Cap Opportunities Division (a)                         2004      10.24
                                                              2003       9.80        10.24             0
BlackRock Aggressive Growth Division (a)                      2004      10.23
                                                              2003       9.74        10.23             0
T. Rowe Price Mid-Cap Growth Division (a)                     2004      10.32
                                                              2003       9.73        10.32             0
Loomis Sayles Small Cap Division (a)                          2004       7.93
                                                              2003       7.62         7.93             0
Russell 2000(R) Index Division (a)                            2004      10.45
                                                              2003       9.76        10.45             0
BlackRock Strategic Value Division (a)                        2004      13.78
                                                              2003      12.29        13.78             0

                                                    TABLE B
                                     5% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Franklin Templeton Small Cap Growth Division (a)              2004     $10.38       $
                                                              2003       9.60        10.38             0
T. Rowe Price Small Cap Growth Division (a)                   2004      10.24
                                                              2003       9.75        10.24             0
RCM Global Technology Division (a)                            2004       9.99
                                                              2003       9.57         9.99             0
Oppenheimer Global Equity Division (a)                        2004      10.76
                                                              2003       9.94        10.76             0
MFS Research International Division (a)                       2004      10.87
                                                              2003       9.98        10.87             0
Morgan Stanley EAFE(R) Index Division (a)                     2004      10.89
                                                              2003       9.95        10.89             0
FI International Stock Division (a)                           2004      10.78
                                                              2003      10.01        10.78             0
American Funds Global Small Capitalization Division (a)       2004      10.37
                                                              2003       9.72        10.37             0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004

                                                    TABLE C
                                     6% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004     $10.00       $
                                                              2003      10.00        10.00             0
PIMCO Total Return Division (a)                               2004      10.02
                                                              2003      10.01        10.02             0
Salomon Brothers U.S. Government Division (a)                 2004       9.98
                                                              2003      10.01         9.98             0
BlackRock Bond Income Division (a)                            2004      10.03
                                                              2003      10.01        10.03             0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004      10.10
                                                              2003       9.99        10.10             0
BlackRock Diversified Division (a)                            2004      10.29
                                                              2003       9.88        10.29             0
Lord Abbett Bond Debenture Division (a)                       2004      10.23
                                                              2003       9.95        10.23             0
American Funds Growth-Income Division (a)                     2004      10.53
                                                              2003       9.81        10.53             0
MetLife Stock Index Division (a)                              2004      10.49
                                                              2003       9.82        10.49             0
MFS Investors Trust Division (a)                              2004      10.47
                                                              2003       9.88        10.47             0
BlackRock Investment Trust Division (a)                       2004      10.44
                                                              2003       9.80        10.44             0
Davis Venture Value Division (a)                              2004      10.61
                                                              2003       9.84        10.61             0
Harris Oakmark Large Cap Value Division (a)                   2004      10.52
                                                              2003       9.88        10.52             0
American Funds Growth Division (a)                            2004      10.36
                                                              2003       9.80        10.36             0
Janus Aggressive Growth Division (a)                          2004      10.30
                                                              2003       9.79        10.30             0
Met/Putnam Voyager Division (a)(c)                            2004      10.16
                                                              2003       9.83        10.16             0
T. Rowe Price Large Cap Growth Division (a)                   2004      10.53
                                                              2003       9.82        10.53             0
MetLife Mid Cap Stock Index Division (a)                      2004      10.39
                                                              2003       9.80        10.39             0
Harris Oakmark Focused Value Division (a)                     2004      10.75
                                                              2003       9.86        10.75             0
Neuberger Berman Mid Cap Value Division (a)                   2004      10.56
                                                              2003       9.82        10.56             0
FI Mid Cap Opportunities Division (a)                         2004      10.22
                                                              2003       9.80        10.22             0
BlackRock Aggressive Growth Division (a)                      2004      10.21
                                                              2003       9.74        10.21             0
T. Rowe Price Mid-Cap Growth Division (a)                     2004      10.31
                                                              2003       9.73        10.31             0
Loomis Sayles Small Cap Division (a)                          2004      10.14
                                                              2003       9.77        10.14             0
Russell 2000(R) Index Division (a)                            2004      10.44
                                                              2003       9.76        10.44             0
BlackRock Strategic Value Division (a)                        2004      10.86
                                                              2003       9.70        10.86             0

                                                    TABLE C
                                     6% AIR; .95% SEPARATE ACCOUNT CHARGE
                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Franklin Templeton Small Cap Growth Division (a)              2004     $10.37       $
                                                              2003       9.60        10.37             0
T. Rowe Price Small Cap Growth Division (a)                   2004      10.22
                                                              2003       9.75        10.22             0
RCM Global Technology Division (a)                            2004       9.97
                                                              2003       9.57         9.97             0
Oppenheimer Global Equity Division (a)                        2004      10.74
                                                              2003       9.94        10.74             0
MFS Research International Division (a)                       2004      10.85
                                                              2003       9.99        10.85             0
Morgan Stanley EAFE(R) Index Division (a)                     2004      10.88
                                                              2003       9.95        10.88             0
FI International Stock Division (a)                           2004      10.76
                                                              2003      10.01        10.76             0
American Funds Global Small Capitalization Division (a)       2004      10.36
                                                              2003       9.72        10.36             0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004

                                    TABLE D


                      5% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004
                                                              2003                                     0
PIMCO Total Return Division (a)                               2004
                                                              2003                                     0
Salomon Brothers U.S. Government Division (a)                 2004
                                                              2003                                     0
BlackRock Bond Income Division (a)                            2004
                                                              2003                                     0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004
                                                              2003                                     0
BlackRock Diversified Division (a)                            2004
                                                              2003                                     0
Lord Abbett Bond Debenture Division (a)                       2004
                                                              2003                                     0
American Funds Growth-Income Division (a)                     2004
                                                              2003                                     0
MetLife Stock Index Division (a)                              2004
                                                              2003                                     0
MFS Investors Trust Division (a)                              2004
                                                              2003                                     0
BlackRock Investment Trust Division (a)                       2004
                                                              2003                                     0
Davis Venture Value Division (a)                              2004
                                                              2003                                     0
Harris Oakmark Large Cap Value Division (a)                   2004
                                                              2003                                     0
American Funds Growth Division (a)                            2004
                                                              2003                                     0
Janus Aggressive Growth Division (a)                          2004
                                                              2003                                     0
Met/Putnam Voyager Division (a)(c)                            2004
                                                              2003                                     0
T. Rowe Price Large Cap Growth Division (a)                   2004
                                                              2003                                     0
MetLife Mid Cap Stock Index Division (a)                      2004
                                                              2003                                     0
Harris Oakmark Focused Value Division (a)                     2004
                                                              2003                                     0
Neuberger Berman Mid Cap Value Division (a)                   2004
                                                              2003                                     0
FI Mid Cap Opportunities Division (a)                         2004
                                                              2003                                     0
BlackRock Aggressive Growth Division (a)                      2004
                                                              2003                                     0
T. Rowe Price Mid-Cap Growth Division (a)                     2004
                                                              2003                                     0

                                    TABLE D


                      5% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Loomis Sayles Small Cap Division (a)                          2004
                                                              2003                                     0
Russell 2000(R) Index Division (a)                            2004
                                                              2003                                     0
BlackRock Strategic Value Division (a)                        2004
                                                              2003                                     0
Franklin Templeton Small Cap Growth Division (a)              2004
                                                              2003                                     0
T. Rowe Price Small Cap Growth Division (a)                   2004
                                                              2003                                     0
RCM Global Technology Division (a)                            2004
                                                              2003                                     0
Oppenheimer Global Equity Division (a)                        2004
                                                              2003                                     0
MFS Research International Division (a)                       2004
                                                              2003                                     0
Morgan Stanley EAFE(R) Index Division (a)                     2004
                                                              2003                                     0
FI International Stock Division (a)                           2004
                                                              2003                                     0
American Funds Global Small Capitalization Division (a)       2004
                                                              2003                                     0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004

                                    TABLE E


                      4% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004
                                                              2003                                     0
PIMCO Total Return Division (a)                               2004
                                                              2003                                     0
Salomon Brothers U.S. Government Division (a)                 2004
                                                              2003                                     0
BlackRock Bond Income Division (a)                            2004
                                                              2003                                     0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004
                                                              2003                                     0
BlackRock Diversified Division (a)                            2004
                                                              2003                                     0
Lord Abbett Bond Debenture Division (a)                       2004
                                                              2003                                     0
American Funds Growth-Income Division (a)                     2004
                                                              2003                                     0
MetLife Stock Index Division (a)                              2004
                                                              2003                                     0
MFS Investors Trust Division (a)                              2004
                                                              2003                                     0
BlackRock Investment Trust Division (a)                       2004
                                                              2003                                     0
Davis Venture Value Division (a)                              2004
                                                              2003                                     0
Harris Oakmark Large Cap Value Division (a)                   2004
                                                              2003                                     0
American Funds Growth Division (a)                            2004
                                                              2003                                     0
Janus Aggressive Growth Division (a)                          2004
                                                              2003                                     0
Met/Putnam Voyager Division (a)(c)                            2004
                                                              2003                                     0
T. Rowe Price Large Cap Growth Division (a)                   2004
                                                              2003                                     0
MetLife Mid Cap Stock Index Division (a)                      2004
                                                              2003                                     0
Harris Oakmark Focused Value Division (a)                     2004
                                                              2003                                     0
Neuberger Berman Mid Cap Value Division (a)                   2004
                                                              2003                                     0
FI Mid Cap Opportunities Division (a)                         2004
                                                              2003                                     0
BlackRock Aggressive Growth Division (a)                      2004
                                                              2003                                     0
T. Rowe Price Mid-Cap Growth Division (a)                     2004
                                                              2003                                     0

                                    TABLE E


                      4% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Loomis Sayles Small Cap Division (a)                          2004
                                                              2003                                     0
Russell 2000(R) Index Division (a)                            2004
                                                              2003                                     0
BlackRock Strategic Value Division (a)                        2004
                                                              2003                                     0
Franklin Templeton Small Cap Growth Division (a)              2004
                                                              2003                                     0
T. Rowe Price Small Cap Growth Division (a)                   2004
                                                              2003                                     0
RCM Global Technology Division (a)                            2004
                                                              2003                                     0
Oppenheimer Global Equity Division (a)                        2004
                                                              2003                                     0
MFS Research International Division (a)                       2004
                                                              2003                                     0
Morgan Stanley EAFE(R) Index Division (a)                     2004
                                                              2003                                     0
FI International Stock Division (a)                           2004
                                                              2003                                     0
American Funds Global Small Capitalization Division (a)       2004
                                                              2003                                     0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004

                                    TABLE F


                      6% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Lehman Brothers(R) Aggregate Bond Division (a)                2004
                                                              2003                                     0
PIMCO Total Return Division (a)                               2004
                                                              2003                                     0
Salomon Brothers U.S. Government Division (a)                 2004
                                                              2003                                     0
BlackRock Bond Income Division (a)                            2004
                                                              2003                                     0
Salomon Brothers Strategic Bond Opportunities Division (a)    2004
                                                              2003                                     0
BlackRock Diversified Division (a)                            2004
                                                              2003                                     0
Lord Abbett Bond Debenture Division (a)                       2004
                                                              2003                                     0
American Funds Growth-Income Division (a)                     2004
                                                              2003                                     0
MetLife Stock Index Division (a)                              2004
                                                              2003                                     0
MFS Investors Trust Division (a)                              2004
                                                              2003                                     0
BlackRock Investment Trust Division (a)                       2004
                                                              2003                                     0
Davis Venture Value Division (a)                              2004
                                                              2003                                     0
Harris Oakmark Large Cap Value Division (a)                   2004
                                                              2003                                     0
American Funds Growth Division (a)                            2004
                                                              2003                                     0
Janus Aggressive Growth Division (a)                          2004
                                                              2003                                     0
Met/Putnam Voyager Division (a)(c)                            2004
                                                              2003                                     0
T. Rowe Price Large Cap Growth Division (a)                   2004
                                                              2003                                     0
MetLife Mid Cap Stock Index Division (a)                      2004
                                                              2003                                     0
Harris Oakmark Focused Value Division (a)                     2004
                                                              2003                                     0
Neuberger Berman Mid Cap Value Division (a)                   2004
                                                              2003                                     0
FI Mid Cap Opportunities Division (a)                         2004
                                                              2003                                     0
BlackRock Aggressive Growth Division (a)                      2004
                                                              2003                                     0
T. Rowe Price Mid-Cap Growth Division (a)                     2004
                                                              2003                                     0

                                    TABLE F


                      6% AIR; .75% SEPARATE ACCOUNT CHARGE



                                                                     BEGINNING                     NUMBER OF
                                                                      OF YEAR     END OF YEAR    ANNUITY UNITS
                                                                      ANNUITY       ANNUITY     END OF YEAR (IN
                                                              YEAR   UNIT VALUE   UNIT VALUE      THOUSANDS)
                                                              ----   ----------   -----------   ---------------
Loomis Sayles Small Cap Division (a)                          2004
                                                              2003                                     0
Russell 2000(R) Index Division (a)                            2004
                                                              2003                                     0
BlackRock Strategic Value Division (a)                        2004
                                                              2003                                     0
Franklin Templeton Small Cap Growth Division (a)              2004
                                                              2003                                     0
T. Rowe Price Small Cap Growth Division (a)                   2004
                                                              2003                                     0
RCM Global Technology Division (a)                            2004
                                                              2003                                     0
Oppenheimer Global Equity Division (a)                        2004
                                                              2003                                     0
MFS Research International Division (a)                       2004
                                                              2003                                     0
Morgan Stanley EAFE(R) Index Division (a)                     2004
                                                              2003                                     0
FI International Stock Division (a)                           2004
                                                              2003                                     0
American Funds Global Small Capitalization Division (a)       2004
                                                              2003                                     0
Neuberger Berman Real Estate Division (b)                     2004
FI Value Leaders Division (b)                                 2004
BlackRock Large Cap Value Division (b)                        2004
BlackRock Legacy Large Cap Growth Division (b)                2004
Met/AIM Mid Cap Core Equity Division (b)                      2004
Met/AIM Small Cap Growth Division (b)                         2004
Harris Oakmark International Division (b)                     2004


---------------

(a) Inception Date: October 27, 2003



(b) Inception Date: May 1, 2004



(c) The assets in this investment division merged into the Jennison Growth Division prior to the opening of business on May 2, 2005. This investment division is no longer available under the Income Annuity.

                                    PART II

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

  (a) FINANCIAL STATEMENTS


      The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):


      Metropolitan Life Separate Account E
        Independent Auditors' Report


      Financial Statements for the Years Ended December 31, 2003 and 2004

         Statements of Assets and Liabilities
         Statements of Operations
         Statements of Changes in Net Assets
         Notes to Financial Statements

      Metropolitan Life Insurance Company
        Independent Auditors' Report


      Financial Statements for the Years Ended December 31, 2004, 2003 and 2002

         Consolidated Balance Sheets
         Consolidated Statements of Income
         Consolidated Statements of Cash Flow
         Consolidated Statements of Equity

         Notes to Consolidated Financial Statements


  (b) EXHIBITS


     (1)                --   Resolution of the Board of Directors of
                             Metropolitan Life establishing Separate
                             Account E.(1)
     (2)                --   Not applicable.
     (3) (a)            --   Not applicable.
         (b)            --   Form of Metropolitan Life Insurance
                             Company Sales Agreement.(2)
         (c)            --   Participation Agreement--American Funds
                             Insurance Series(3)
         (d)            --   Participation Agreement--Met Investors
                             Series Trust(4)
     (4) (a)            --   Form of Single Premium Variable
                             Immediate Income Annuity Certificate
                             (Group Version)(G. 4333-28).(2)
         (b)            --   Single Premium Variable Immediate Income
                             Annuity Non-Qualified Tax
                             Endorsement.(2)
         (c)            --   Single Premium Variable Immediate Income
                             Annuity SIMPLE/IRA Tax Endorsement.(2)
         (d)            --   Single Premium Variable Immediate Income
                             Annuity Traditional IRA/SEP Tax
                             Endorsement.(2)
         (e)            --   Single Premium Variable Immediate Income
                             Annuity 403(b) Tax Disclosure
                             Statement.(2)
         (f)            --   Single Premium Variable Immediate Income
                             Annuity 457(b) Tax Disclosure
                             Statement.(2)
         (g)            --   Single Premium Variable Immediate Income
                             Annuity 401(a)/401(k)/ Keogh Tax
                             Disclosure Statement.(2)
         (h)            --   Single Premium Variable Immediate Income
                             Annuity 403(a) Tax Disclosure
                             Statement.(2)
     (5) (a)            --   Application Form for MetLife Retirement
                             Income Optimizer.(2)
     (6)                --   Restated Charter and By-Laws of
                             Metropolitan Life Insurance
                             Company.(4,8)
     (7)                --   Not applicable.
     (8)                --   Not applicable.
     (9)                --   Opinion and consent of counsel as to the
                             legality of the securities being
                             registered.

     (10)                       --    Consent of Deloitte & Touche(7)
     (11)                       --    Not applicable.
     (12)                       --    Not applicable.
     (13)  (a)                  --    Powers of Attorney.(2,5,6,8)


---------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.



2. Filed with Post-Effective Amendment No. 30 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on October 22, 2003. As incorporated herein by reference.



3. Filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-52366 for Metropolitan Life Separate Account E on Form N-4 on August 3, 2001. As incorporated herein by reference.



4. Amended and Restated Charter for Metropolitan Life Insurance Company. Filed with Registration Statement No. 333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on March 5, 2002. As incorporated herein by reference.



5. Filed with Post-Effective Amendment No. 32 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on April 20, 2004. As incorporated herein by reference.



6. Power of Attorney for John M. Keene, William J. Wheeler and Joseph J. Prochaska filed with Post-Effective Amendment No. 4 to Registration Statement No. 333-69320 for Metropolitan Life Separate Account E on Form N-4 on February 5, 2004. As incorporated herein by reference.



7.  To be filed by amendment.



8. Amended and Restated By-Laws for Metropolitan Life Insurance Company and Power of Attorney for C. Robert Henrikson. Filed with Registration Statement No. 333-122883 for Metropolitan Life Separate Account E on Form N-4 on February 17, 2005. As incorporated herein by reference.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR.


                                                     PRINCIPAL OCCUPATION &                  POSITIONS AND OFFICES
                 NAME                                   BUSINESS ADDRESS                         WITH DEPOSITOR
                 ----                                ----------------------                  ---------------------
Robert H. Benmosche....................  Chairman of the Board, Chief Executive            Chairman, Chief Executive
                                         Officer,                                          Officer and Director
                                         MetLife, Inc. and Metropolitan Life Insurance
                                         Company,
                                         27-01 Queens Plaza North
                                         Long Island City, NY 11101
Curtis H. Barnette.....................  Chairman Emeritus,                                Director
                                         Bethlehem Steel Corporation,
                                         1170 Eighth Avenue,
                                         Martin Tower 101,
                                         Bethlehem, PA 18016-7699.
Burton A. Dole, Jr. ...................  Retired Chairman,                                 Director
                                         Nellcor Puritan Bennett, Inc.,
                                         Pauma Valley Country Club,
                                         15835 Pauma Valley Drive
                                         Pauma Valley, CA 92061.
Cheryl W. Grise........................  President, Utility Group,                         Director
                                         Northeast Utilities Services Company,
                                         P.O. Box 270,
                                         Hartford, CT 06141.
James R. Houghton......................  Chairman of the Board Emeritus                    Director
                                         Corning Incorporated,
                                         One Riverfront Plaza,
                                         MP HQE2-6,
                                         Corning, NY 14831
Harry P. Kamen.........................  Retired Chairman and Chief Executive Officer,     Director
                                         Metropolitan Life Insurance Company,
                                         200 Park Avenue, 32nd Floor,
                                         New York, NY 10166-0188.
Helene L. Kaplan.......................  Of Counsel, Skadden, Arps, Slate, Meagher &       Director
                                         Flom, LLP,
                                         Four Times Square,
                                         New York, NY 10036.
John M. Keane..........................  General (Retired),                                Director
                                         United States Army,
                                         2200 Wilson Blvd.,
                                         Suite 102-542,
                                         Arlington, VA 22201-3324
James M. Kilts.........................  Chairman of the Board,                            Director
                                         Chief Executive Officer and President,
                                         The Gillette Company,
                                         Prudential Tower Building, 48th Floor,
                                         Boston, MA 02199
Charles M. Leighton....................  Retired Chairman of the Board and Chief           Director
                                         Executive Officer,
                                         CML Group, Inc.,
                                         330 Gray Craig Road,
                                         Middletown, RI 02842
Sylvia M. Mathews......................  Chief Operating Officer and Executive             Director
                                         Director,
                                         The Bill & Melinda Gates Foundation,
                                         1551 Eastlake Avenue East,
                                         Seattle, WA 98102.
Hugh B. Price..........................  Of Counsel                                        Director
                                         Piper Rudnick LLP,
                                         1251 Avenue of the Americas,
                                         New York, NY 10020

                                                     PRINCIPAL OCCUPATION &                  POSITIONS AND OFFICES
                 NAME                                   BUSINESS ADDRESS                         WITH DEPOSITOR
                 ----                                ----------------------                  ---------------------
Kenton J. Sicchitano...................  Retired Global Managing Partner,                  Director
                                         PricewaterhouseCoopers,
                                         101 Jericho Road,
                                         Weston, MA 02493
William C. Steere, Jr. ................  Retired Chairman of the Board,                    Director
                                         Pfizer Inc.,
                                         235 East 42nd Street, 22nd Floor,
                                         New York, NY 10017.



     Set forth below is a list of certain principal officers of Metropolitan Life. The principal business address of Metropolitan Life is 200 Park Avenue, New York, New York 10166.



                    NAME OF OFFICER                                     POSITION WITH METROPOLITAN LIFE
                    ---------------                                     -------------------------------
Robert H. Benmosche.....................................  Chairman, Chief Executive Officer and Director
C. Robert Henrikson.....................................  President and Chief Operating Officer
William J. Mullaney.....................................  President, MetLife Auto and Home
William J. Toppeta......................................  President, International
Catherine A. Rein.......................................  Senior Executive Vice-President and Chief Administrative
                                                          Officer
Lisa M. Weber...........................................  President, Individual Business
James L. Lipscomb.......................................  Executive Vice-President and General Counsel
Leland C. Launer, Jr. ..................................  Executive Vice President and Chief Investment Officer
Judy E. Weiss...........................................  Executive Vice-President
William J. Wheeler......................................  Executive Vice President and Chief Financial Officer
Joseph J. Prochaska.....................................  Senior Vice President, Financial Operations and Chief
                                                          Accounting Officer
Joseph A. Reali.........................................  Senior Vice-President and Tax Director
Anthony Williamson......................................  Senior Vice-President and Treasurer
Gwenn L. Carr...........................................  Senior Vice-President and Secretary
Timothy Journy..........................................  Senior Vice President and General Auditor


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.


     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF DECEMBER 31, 2004

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2004. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company

Q.    N.L. Holding Corp. (DEL) (NY)

      1.    Nathan & Lewis Associates, Inc. (NY)

            a)    Nathan and Lewis Insurance Agency of Massachusetts, Inc. (MA)

            b)    Nathan and Lewis Associates of Texas, Inc. (TX)

R.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

S.    Newbury Insurance Company, Limited

T.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

U.    MetLife International Holdings, Inc. (DE)

      1.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      2. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      3.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by Metlife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      4. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 99.9999% is owned by MetLife International Holdings, Inc. and 0.0001% is owned by Natiloportem Holdings, Inc.

      5. Metropolitan Life Seguros de Vida S.A. (Argentina)- 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are owned by Metropolitan Life Seguros de Vida S.A. and 5% of the shares of Met AFJP S.A. are held by Metropolitan Seguros de Retiro S.A.

      6.    MetLife Insurance Company of Korea Limited (South Korea)

      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

            a)    Soma Seguradora, S.A. (Brazil)

V.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% voting control is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% voting control is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% voting control is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC

      13.   Transmountain Land & Livestock Company (MT)

      14.   MetPark Funding, Inc. (DE)

      15.   HPZ Assets LLC (DE)

      16.   MetDent, Inc. (DE)

      17.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      18.   Metropolitan Tower Realty Company, Inc. (DE)

      19. P.T. MetLife Sejahtera (Indonesia)-95.21% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company

      20.   MetLife (India) Private Ltd. (India)

      21.   Metropolitan Marine Way Investments Limited (Canada)

      22.   MetLife Private Equity Holdings, LLC (DE)

      23. Sino-US MetLife Insurance Company, Ltd (China)- 50% of Sino-US MetLife Insurance Company is held by Metropolitan Life Insurance Company

      24.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      25.   Metropolitan Realty Management, Inc. (DE)

      26.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      27.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      28. SSRM Holdings, Inc. (DE)- Employees of State Street Research & Management Company owned a total of 59,616 restricted shares and options for an additional 197,897 restricted shares of common stock of SSRM Holdings, Inc.

            a)    State Street Research & Management Company (DE)

                  (1)   State Street Research Investment Services, Inc. (MA)

            b)    SSR Realty Advisors, Inc. (DE)

                  (1)   Metric Management, Inc. (DE)

                  (2)   Metric Assignor, Inc. (CA)

                  (3)   SSR AV, Inc. (DE)

                  (4)   Metric Property Management, Inc. (DE)

                  (5) Metric Realty (IL) - 50% is owned by SSR Realty Advisors, Inc. and 50% is owned by Metric Property Management, Inc.

      29.   Bond Trust Account A (MA)

      30.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      31.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

                  (1)   Hereford Insurance Agency, Inc. (MA)

            c)    Omega Reinsurance Corporation (AZ)

      32.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   GenAmerica Management Corporation (MO)

                  (3)   Krisman, Inc. (MO)

                  (4)   White Oak Royalty Company (OK)

                  (5)   Reinsurance Group of America, Incorporated (MO)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                                          (bb)  Great Rivers Reinsurance
                                                Management, Inc. (MO)

                                          (cc)  RGA (U.K.) Underwriting Agency
                                                Limited (United Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Capital Trust I (DE)

                              (v)   RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (vi) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA Financial Group,
                                          LLC is held by RGA Reinsurance Company

                              (vii) RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (viii)RGA International Corporation (Nova Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (ix)  RGA Holdings Limited (U.K.) (United Kingdom)

                                    (A)   RGA UK Services Limited (United
                                          Kingdom)

                                    (B)   RGA Capital Limited U.K. (United
                                          Kingdom)

                                    (C)   RGA Reinsurance (UK) Limited (United
                                          Kingdom)

                              (x) RGA South African Holdings (Pty) Ltd. (South Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (xi)  RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xii) General American Argentina Seguros de Vida,
                                    S.A. (Argentina)

                              (xiii)RGA Argentina S.A. (Argentina)

                              (xiv) Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

                              (xv)  RGA Technology Partners, Inc. (MO)

                              (xvi) RGA International Reinsurance Company
                                    (Ireland)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent entity, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan Life Insurance Company owns a 50% interest.

2) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

4) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

5) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

7) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27.  NUMBER OF CONTRACTOWNERS.


     As of February 28, 2005:



                                                              NUMBER OF
                       TITLE OF CLASS                          HOLDERS
                       --------------                         ---------
Contract holders
  Qualified.................................................
  Non-Qualified.............................................


ITEM 28.  INDEMNIFICATION

    UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER THE SECURITIES ACT OF 1933

     MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. maintains a directors' and officers' liability policy with a limit of $300 million. The directors and officers of Metropolitan Life Insurance Company ("Metropolitan"), a subsidiary of MetLife, Inc., are also covered under the Financial Institutions Bond as well as under the directors' and officers' policy. A provision in Metropolitan's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

       Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter) Metropolitan Series Fund, Inc. (principal underwriter and investment adviser)
       The New England Variable Account (depositor)
       New England Variable Annuity Fund I (depositor)

     (b) See response to Item 25 above.

     (c)


                     (1)                                            (2)
        NAME OF PRINCIPAL UNDERWRITER            NET UNDERWRITING DISCOUNTS AND COMMISSIONS
---------------------------------------------- ----------------------------------------------
     Metropolitan Life Insurance Company                            N/A
                     (3)                                            (4)
 COMPENSATION ON REDEMPTION OR ANNUITIZATION               BROKERAGE COMMISSIONS
---------------------------------------------- ----------------------------------------------
    $          (withdrawal processing fee)                          N/A
                     (5)
                 COMPENSATION
----------------------------------------------
   $             (Separate Account charge)

ITEM 30.  LOCATION OF ACCOUNT AND RECORDS.

Metropolitan Life Insurance Company

200 Park Avenue


New York, N.Y. 10166


ITEM 31.  MANAGEMENT SERVICES.

     Not Applicable

ITEM 32.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) The undersigned registrant represents that for its TSA Deferred Annuities it is relying on the "no-action" position of the Commission staff as contained in its November 7, 1988 letter to the American Council of Life Insurance and has complied with the provisions of numbered paragraphs (1)-(4) of such letter.

     (f) Metropolitan Life Insurance Company represents that the fees and charges deducted under the annuities described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the annuities.

                                   SIGNATURES


     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THIS 18TH DAY OF FEBRUARY, 2005.

                                         METROPOLITAN LIFE SEPARATE ACCOUNT E
                                                     (Registrant)

                                          METROPOLITAN LIFE INSURANCE COMPANY
                                                      (Depositor)

                                       by:      /s/ JAMES L. LIPSCOMB
                                         ---------------------------------------
                                                   (James L. Lipscomb)
                                                Executive Vice President
                                                   and General Counsel

                                          METROPOLITAN LIFE INSURANCE COMPANY
                                                      (Depositor)

                                       by:      /s/ JAMES L. LIPSCOMB
                                         ---------------------------------------
                                                   (James L. Lipscomb)
                                                Executive Vice President
                                                   and General Counsel

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                      SIGNATURE                                             TITLE                              DATE
                      ---------                                             -----                              ----

                          *                              Chairman, Chief Executive Officer and
-----------------------------------------------------    Director
                 Robert H. Benmosche

                          *                              President and Chief Operating Officer
-----------------------------------------------------
                 C. Robert Henrikson

                                                         Executive Vice President and Chief
-----------------------------------------------------    Investment Officer
                Leland C. Launer, Jr.

                          *                              Senior Vice President and Chief Accounting
-----------------------------------------------------    Officer (Principal Financial Officer)
              Joseph J. Prochaska, Jr.

                          *                              Executive Vice President and Chief Financial
-----------------------------------------------------    Officer
                 William J. Wheeler

                          *                              Senior Vice President and General Auditor
-----------------------------------------------------
                  Timothy L. Journy

                          *                              Director
-----------------------------------------------------
                 Curtis H. Barnette

                          *                              Director
-----------------------------------------------------
                 Burton A. Dole, Jr.

                                                         Director
-----------------------------------------------------
                   Cheryl W. Grise

                          *                              Director
-----------------------------------------------------
                  James R. Houghton

                          *                              Director
-----------------------------------------------------
                   Harry P. Kamen

                          *                              Director
-----------------------------------------------------
                  Helene L. Kaplan

                          *                              Director
-----------------------------------------------------
                    John M. Keane

                                                         Director
-----------------------------------------------------
                   James M. Kilts

                          *                              Director
-----------------------------------------------------
                 Charles M. Leighton

                          *                              Director
-----------------------------------------------------
                  Sylvia M. Mathews

                          *                              Director
-----------------------------------------------------
                    Hugh B. Price

                          *                              Director
-----------------------------------------------------
               William C. Steere, Jr.

                          *                              Director
-----------------------------------------------------
                Kenton J. Sicchitano

             *By: /s/ MYRA L. SAUL, ESQ.                                                                 February 18, 2005
  ------------------------------------------------
                 Myra L. Saul, Esq.
                  Attorney-in-Fact

ILLUSTRATIONS FOR METLIFE PERSONAL INCOMEPLUS(SM)
  ANNUITY CONTRACTS NON-QUALIFIED
  AND QUALIFIED



1.   Snoopy as MetLife Presentative with briefcase        First page
     straightening bow tie

2.   Charlie Brown on step ladder looking at fold       3 Table of Contents
     out map

3.   Snoopy in suit with pointer                        4 Important Terms You
                                                          Should Know

4.   Snoopy as MetLife Representative listening to     25 MetLife
     crowd of Woodstocks

5.   Snoopy and Woodstock balanced on seesaw           26 Variable Annuities

6.   Snoopy reading menu at restaurant table           28 Your Investment
                                                          Choices

7.   Snoopy floating in innertube with sunglasses      30 Income Annuities
     and drink

8.   Snoopy lounging on beach chair with sunglasses    32 Income Payment Types
     and drink

9.   Woodstock writing out a check                     35 The Value of Your
                                                          Income Payments

10.  Woodstock moving money bag from one pile of       38 Reallocation Privilege
     money bags to another

11.  Lucy with magnifying glass studying a piece       44 Free Look
     of paper

12.  Charlie Brown listening on telephone              46 By Telephone

13.  "Colonial" Snoopy as town cryer                   47 Advertising
                                                          Performance

14.  Snoopy as MetLife Representative shaking          51 Who Sells the Income
     paw/wing with Woodstock                              Annuities

15.  Piggybank with "Do not open until age 59 1/2"     53 Withdrawals
     printed on side

16.  Snoopy as "Uncle Sam" presenting a tax bill       54 Withdrawals Before Age
                                                          59 1/2

17.  Woodstock flying with check                       56 Income Payments

18.  Franklin, Snoopy, Charlie Brown, Lucy,            61 Table of Contents for
     Pigpen, Linus and Peppermint Patty                   the Statement of
                                                          Additional Information

19.  Lucy in her advice box with "TAXES-The            62 Appendix-Premium Tax
     Expert...is in" printed on it advising               Table
     Peppermint Patty and Sally